UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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ASSOCIATED ESTATES REALTY CORPORATION
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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Associated Estates
Great Living – It's What We Do®

March 28, 2014

Dear Fellow Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Associated Estates Realty Corporation to be held on Wednesday, May 7, 2014 at 10:00 a.m., local time, at One Cleveland Center, 1375 E. Ninth Street, Cleveland, Ohio 44114.

The attached Notice of Annual Meeting and Proxy Statement describe the matters expected to be acted upon at the meeting. We encourage you to review these materials carefully.

Your vote is very important. If you are unable to attend the meeting, please cast your vote electronically through the Internet, by telephone, or by completing, signing and returning the paper proxy card enclosed with the proxy statement.

This is your opportunity to voice your opinion on matters affecting Associated Estates. We look forward to receiving your proxy and perhaps seeing you at our annual meeting.

Sincerely,

Jeffrey I. Friedman
Chairman, President and Chief Executive Officer

1 AEC Parkway, Richmond Heights, Ohio 44143 P 216.261.5000 F 216.289.9600 AssociatedEstates.com



ASSOCIATED ESTATES REALTY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

The 2014 annual meeting of shareholders of Associated Estates Realty Corporation will be held at One Cleveland Center, 1375 E. Ninth Street, Cleveland, Ohio, 44114, on Wednesday, May 7, 2014, at 10:00 a.m., local time, for the following purposes:

1. To elect seven directors, each to hold office for a one-year term and until his successor has been duly elected and qualified;

2. To approve the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan;

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2014;

4. To hold a non-binding advisory vote for approval of our executive compensation; and

5. To transact all other business that properly comes before the meeting.

Only shareholders of record at the close of business on March 19, 2014 are entitled to receive notice of, and to vote at, the meeting or any postponement or adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy card and return it in the enclosed envelope. The principal address of Associated Estates Realty Corporation is 1 AEC Parkway, Richmond Heights, Ohio 44143.

> By order of the Board of Directors
> Scott D. Irwin
> *Secretary*

Dated: March 28, 2014

YOUR VOTE IS IMPORTANT, PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 7, 2014.**

**The Proxy Statement, Annual Report to Shareholders and Proxy Card are available at
http://ir.AssociatedEstates.com/annual-proxy.cfm**

You can help us make a difference by eliminating paper proxy mailings. With your consent, we will provide all future proxy materials electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive shareholder materials electronically will remain in effect until canceled.

TABLE OF CONTENTS

ASSOCIATED ESTATES REALTY CORPORATION
1 AEC Parkway
Richmond Heights, Ohio 44143

PROXY STATEMENT

Our Board of Directors is sending you this proxy statement to ask for your vote as a shareholder of Associated Estates Realty Corporation (the "Company") on certain matters to be voted on at the annual meeting of shareholders to be held at One Cleveland Center, 1375 E. Ninth Street, Cleveland, Ohio 44114, on Wednesday, May 7, 2014, at 10:00 a.m., local time. We are mailing this proxy statement and the accompanying notice and proxy materials, along with our Annual Report to Shareholders, on or about March 28, 2014.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting of Shareholders?

At the Company's annual meeting of shareholders, shareholders will vote upon matters outlined in the accompanying notice of meeting. We are not aware of any other matter that will be presented for your vote at the meeting.

When and Where Is the Meeting?

The meeting will be held at One Cleveland Center, 1375 E. Ninth Street, Cleveland, Ohio 44114, on Wednesday, May 7, 2014, at 10:00 a.m., local time. Parking is available at One Cleveland Center.

Who Is Entitled to Vote?

Only shareholders of record at the close of business on the record date, March 19, 2014, are entitled to receive notice of and to vote the common shares they held on the record date at the meeting, or any postponement or adjournment of the meeting. Each outstanding common share entitles such shareholder to cast one vote on each matter subject to vote. As of the record date, the Company had outstanding 57,566,529 common shares.

Who Can Attend the Meeting?

Only shareholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), your name does not appear in the Company's records and you will need to bring to the meeting a copy of your brokerage statement reflecting your ownership of common shares as of the record date.

Can My Broker Vote My Shares Without My Instructions?

Whether your bank, broker or other nominee holding your shares may vote without your instruction depends on the matter subject to vote. When brokers do not receive voting instructions from a customer, they are permitted to, and generally do, exercise discretionary voting authority with respect to the customer's shares on "routine" matters subject to vote at a meeting. If there are non-routine matters also subject to vote at the same meeting, the broker is not permitted to exercise discretionary voting authority on such matters, and the shares voted by the broker in its discretion on routine matters are considered "broker non-votes" with respect to the non-routine matters.

Other than ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, all matters outlined in the accompanying notice of meeting are non-routine matters. Because brokers may not exercise discretionary voting authority with respect to these non-routine matters, you must provide voting instructions to the bank, broker, or other nominee holding your shares for your shares to be voted with respect to the election of directors, the proposal to approve the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan (the "Restated Equity Plan") and the advisory vote on the Company's executive compensation. **Accordingly, your instructions to your broker on how you want your shares voted are very important.**

1

What Constitutes a Quorum?

A quorum for the transaction of business at the meeting requires the presence, either in person or by proxy, of the holders of a majority of the common shares outstanding on the record date. Proxies received by the Company but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of establishing a quorum.

What Vote Is Required to Approve each Proposal Assuming that a Quorum Is Present at the Meeting?

Proposal One: Election of Directors. The seven director nominees who receive the greatest number of affirmative votes will be elected directors. Votes withheld and broker non-votes will not count for or against any nominee for director.

Proposal Two: Approval of the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan. The affirmative vote of a majority of the votes cast, provided the total number of votes cast represent a majority of the outstanding common shares, is required for the approval of the Restated Equity Plan.

Proposal Three: Ratification of the Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm. The Audit Committee plans to reappoint PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit our financial statements for the Company's 2014 fiscal year. Although ratification is not required, the Board of Directors is submitting this appointment to our shareholders for ratification as a matter of good corporate practice. See page 38 under "Proposal Three" for additional information. The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote is required for the approval of this proposal. If you abstain from voting on this proposal, it will have the same effect as a vote "against" this proposal. If your shares are held in a brokerage account and you do not provide voting instructions, your broker has the discretion to vote your shares on this proposal.

Proposal Four: Advisory Vote on the Company's Executive Compensation. Although the vote on this proposal is an advisory vote and is not binding on the Company, the Compensation Committee and the Board will consider the voting results when evaluating and designing the Company's compensation programs. The Board will consider the affirmative vote of a majority of the votes cast as approval of the proposal. Abstentions and broker non-votes will not be considered votes cast on the proposal and will not have a positive or negative effect on the outcome of this proposal.

How Do I Vote?

If your shares are registered in your name, then you are a "registered holder" and you may vote in person at the meeting or by proxy. If you decide to vote by proxy, you may do so in any one of the following three ways:

By Telephone: You may call the toll-free number printed on your proxy card. Follow the simple instructions and use the personalized control number printed on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Telephone voting is available 24 hours a day. If you vote by telephone, you do not need to return your proxy card.

Over the Internet: You may visit the website printed on your proxy card. Follow the simple instructions and use the personalized control number printed on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Internet voting is available 24 hours a day. If you vote over the Internet, you do not need to return your proxy card.

By Mail: You may mark, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope.

If you own shares beneficially through a bank, broker or other intermediary, the institution that holds your shares will enclose voting instructions when sending our proxy statement to you.

If you hold shares through the AERC 401(k) Savings Plan and Trust, you will receive voting instructions from that plan's administrator.

Each proxy that is received timely, properly signed and not subsequently revoked will be voted at the meeting in accordance with the directions of the shareholder. If a proxy is properly signed but incomplete, or if you do not provide instructions, the proxy will be voted: 1) **FOR** the election of each nominee as set forth under "Proposal One: Election of Directors" to serve as a director of the Company; 2) **FOR** the proposal to approve the Restated Equity Plan 3) **FOR** the ratification of the appointment of the Company's independent registered public accounting firm; 4) **FOR** the approval of the Company's executive compensation; and 5) pursuant to the discretion of the appointed proxies on any other action properly brought before the meeting or any postponement or adjournment thereof.

Can I Revoke My Proxy?

You may revoke or change your vote at any time before your proxy has been exercised by filing a written notice of revocation or a duly executed proxy bearing a later date with the Company at the Company's principal address indicated on the attached Notice of Annual Meeting of Shareholders, or by giving express notice of revocation to the Company in person at the meeting. If you hold shares through the AERC 401(k) Savings Plan and Trust, please refer to the instructions from that plan's administrator for the deadline for submission of, and any later change to, your vote. Your presence at the annual meeting of shareholders alone will not be sufficient to revoke your previously granted proxy.

How Will the Proxy Solicitation Be Conducted?

This solicitation of proxies is made by and on behalf of the Board of Directors. We have hired Georgeson, Inc. to help us send out the proxy materials and assist with the process. The cost of the solicitation of your proxy, which will be approximately $13,500, will be borne by the Company. In addition to solicitation of proxies by mail and electronically, officers and regular employees of the Company may solicit proxies in person, by telephone or facsimile. These officers and employees will not receive any additional compensation for their participation in the solicitation.

Can I Receive the Proxy Materials Electronically?

Yes. The Company is pleased to offer shareholders the choice to receive all future proxy statements, proxy cards and annual reports electronically over the Internet. Choosing electronic delivery will save the Company the costs of printing and mailing these materials. If you are a shareholder of record and would like to receive these materials electronically in the future, you can consent to electronic delivery by following the instructions on your proxy card.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the annual meeting of shareholders, unless you specify otherwise, the common shares represented by your proxy will be voted to re-elect Messrs. Adams, Friedman, Gibbons, Milstein, Sanfilippo, Schoff and Schwarz. Each director elected will serve until the next annual meeting of shareholders and until his successor is elected and qualified.

If for any reason any of the nominees is not a candidate at the time of the election (which is not expected), the common shares represented by your proxy will be voted for the election of a substitute nominee designated by the Board of Directors as recommended by the Nominating and Corporate Governance Committee.

The following table contains information with respect to each nominee:

Nominees for Election at the Annual Meeting of Shareholders

Name	Age	Principal Occupation	Director Since
Albert T. Adams	63	Partner, Baker & Hostetler LLP	1996
Jeffrey I. Friedman	62	Chairman of the Board, President and Chief Executive Officer of the Company	1993
Michael E. Gibbons	61	Senior Managing Director and Principal, Brown Gibbons Lang & Company L.P.	2004
Mark L. Milstein	51	Owner, Adam Building Company, LLC	1993
James J. Sanfilippo	62	Retired Managing Partner, Grant Thornton LLP	2012
James A. Schoff	68	Consultant	2006
Richard T. Schwarz	62	Limited Partner, Edgewater Capital Partners	1994

Business Experience of Directors

Albert T. Adams has been a partner of the law firm of Baker & Hostetler LLP in Cleveland, Ohio, since 1984, and has been associated with the firm since 1977.

Jeffrey I. Friedman has been Chairman of the Board and Chief Executive Officer of the Company since its organization in July 1993, and served as the Company's President from the Company's organization to February 2000 and again since December 2002. In 1974, Mr. Friedman joined the Company's predecessor, Associated Estates Corporation, an owner and manager of multifamily residential apartment communities. Mr. Friedman is the brother-in-law of Mark L. Milstein and the father of Jason A. Friedman.

Michael E. Gibbons has been the Senior Managing Director and Principal of Brown Gibbons Lang & Company L.P., a Cleveland-based investment banking firm, since its inception in 1989. Mr. Gibbons also currently serves on the Board of Directors of Preformed Line Products Company, an international designer and manufacturer of overhead and underground network products and systems.

Mark L. Milstein is the owner of Adam Building Company, LLC, a general contractor, and has held various offices with Adam Construction Company, and an affiliated entity, J. Holden Construction, including President and Senior Project Manager, since 1988. Mr. Milstein is the brother-in-law of Jeffrey I. Friedman and the uncle of Jason A. Friedman.

James J. Sanfilippo retired from Grant Thornton LLP, Cleveland, Ohio on July 31, 2009 and continued to serve the firm as a consultant until December 31, 2011. Mr. Sanfilippo served as office managing partner for Grant Thornton LLP, Cleveland, Ohio, from 1988 through July 31, 2007, having joined the firm in 1973.

James A. Schoff provides business consulting and advisory services to a variety of business enterprises. Mr. Schoff served as Special Advisor to the Chairman of Developers Diversified Realty Corporation ("DDR"), a shopping center real estate investment trust, from 2004 until his retirement on December 31, 2010. Mr. Schoff also served as Executive Vice President and Chief Operating Officer of DDR from 1993 to 1998, Vice Chairman and Chief Investment Officer of DDR from 1998 to 2002, and Senior Investment Officer of DDR from 2002 to 2003.

Richard T. Schwarz has been a limited partner of Edgewater Capital Partners, a private equity investment firm, and a member of its board of operating advisors since July 2003. In 1998, he co-founded Sycamore Partners LLC, a Cleveland-based investment and advisory firm focused on investing in technology and medical device businesses in northeastern Ohio. Prior to Sycamore, he was Director and President of Laurel Industries, Inc., a privately held specialty chemical manufacturer which became a subsidiary of Occidental Petroleum Corporation. Mr. Schwarz serves as Chairman of the Board of PWA-ProSep, a privately held provider of process solutions to the oil and gas industry. He also serves as Chairman of the Board of Mar Systems, Inc., a privately held provider of heavy metals remediation services.

The Board of Directors recommends that shareholders vote FOR the nominees for election set forth above.

Board Meetings and Attendance

The Board of Directors held seven meetings in 2013. In 2013, each member of the Board of Directors attended at least 83% of the meetings of the Board of Directors and the committees of which he was a member. The Company has a policy requiring director attendance at all Board of Directors meetings, absent unusual circumstances. The Company expects its directors to attend the annual meeting of shareholders (which is usually held the same day as a meeting of the Board of Directors). All of the Company's directors attended the 2013 annual shareholders meeting.


DIRECTOR COMPENSATION


Employees of the Company who are also directors are not paid any director fees. Compensation for non-employee directors includes the following:

- An annual retainer fee of $50,000 paid in quarterly installments;

- An additional annual retainer fee of $7,500 paid in quarterly installments to the respective Chairs of the Finance and Planning and Nominating and Corporate Governance Committees;

- An additional annual retainer fee of $10,000 paid in quarterly installments to the Chair of the Executive Compensation Committee;

- An additional annual retainer fee of $20,000 paid in quarterly installments to the Chair of the Audit Committee;

- An additional annual retainer of $10,000 paid in quarterly installments to the lead director; and

- A grant of restricted shares with a grant date value of $75,000.

Non-employee directors are eligible for restricted share grants and stock option grants, which may be awarded from time to time by the Board of Directors. During 2013, each non-employee director received a restricted share grant with a grant date value of $75,000 on the date of the annual shareholders meeting. Based on the closing price of the Company's common shares at $18.04, each director received a grant of 4,157 restricted shares issued on May 8, 2013. The Company maintains a non-qualified deferred compensation plan for directors (the "Directors' Deferred Compensation Plan"). Each non-employee director has the opportunity to elect to defer fees earned in cash and/or equity awards into an account. The amount of fees and equity awards are converted to share units. These units are valued based on the Company's share price and accrue dividend equivalents. Distributions from each participant's account are made in accordance with the instructions set forth by the participant at the time he elects to defer his compensation. Because the value of a director's account balance is determined by reference to the Company's share price, and because dividend equivalents received are equal to the dividends declared on the Company's common shares, there are no above-market earnings on deferred compensation account balances. Distributions from the plan will be settled by issuance of the Company's common shares.

The following table sets forth the compensation paid to the Company's non-employee directors during fiscal year 2013:

Name	Fees Earned or Paid in Cash ($)(1)(3)	Stock Awards ($)(2)(3)	Total ($)
Albert T. Adams	$50,000	$75,000	$125,000
Michael E. Gibbons	$57,500	$75,000	$132,500
Mark L. Milstein	$50,000	$75,000	$125,000
James J. Sanfilippo	$70,000	$75,000	$145,000
James A. Schoff	$57,500	$75,000	$132,500
Richard T. Schwarz	$70,000	$75,000	$145,000

(1) In 2013, Messrs. Adams and Gibbons elected to defer the fees earned in cash into the Directors' Deferred Compensation Plan.

(2) A grant of 4,157 restricted shares was issued to each non-employee director then serving on May 8, 2013, based upon the $18.04 closing price for the Company's common shares on that date. The restricted shares cliff vest entirely on the first anniversary of the grant date. Messrs. Adams, Gibbons, Sanfilippo and Schoff elected to defer their restricted share award into the Directors' Deferred Compensation Plan.

(3) Share units held for the account of each director under the Directors' Deferred Compensation Plan are disclosed in the "Security Ownership of Certain Beneficial Owners and Management" table on page 27.

CORPORATE GOVERNANCE

The Board of Directors has adopted Corporate Governance Guidelines to assist the Board of Directors in the exercise of its responsibilities and to serve the best interests of the Company and its shareholders. A copy of the Company's Corporate Governance Guidelines is posted on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Codes of Ethics

Code of Ethics for Senior Financial Officers. The Company has a Code of Ethics for Senior Financial Officers that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, "Senior Financial Officers") of the Company. The Code of Ethics for Senior Financial Officers requires Senior Financial Officers to act with honesty and integrity; to endeavor to provide information that is full, fair, accurate, timely and understandable in all reports and documents that the Company files with, or furnishes to, the SEC and other public filings or communications made by the Company; to endeavor to comply faithfully with all laws, rules and regulations of federal, state and local governments and all applicable private or public regulatory agencies; to proactively promote ethical behavior among peers and subordinates in the workplace and to promptly report to the Audit Committee any violation or suspected violation of the Code of Ethics for Senior Financial Officers. The Code of Ethics for Senior Financial Officers is posted on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations. Any waiver of any provision of the Code of Ethics for Senior Financial Officers may only be made by the Audit Committee or the Board of Directors, and will be promptly disclosed in a filing on Form 8-K with the SEC or, subject to satisfaction of any condition established by the SEC, by posting on the Company's web site.

Code of Business Conduct and Ethics. The Company has a Code of Business Conduct and Ethics that applies to all employees, officers and directors of the Company. The Code of Business Conduct and Ethics includes provisions covering compliance with laws and regulations, insider trading practices, conflicts of interest, confidentiality, protection and proper use of Company assets, accounting and recordkeeping, corporate opportunities, fair competition and fair dealing, business gifts and entertainment, payments to government personnel and the reporting of illegal or unethical behavior. The Code of Business Conduct and Ethics is posted on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations. Any waiver of any provision of the Code of Business Conduct and Ethics granted to an executive officer or director may only be made by the Board of Directors or a Committee of the Board of Directors authorized to do so, and will be promptly disclosed as required by applicable laws or New York Stock Exchange ("NYSE") listing standards.

Stock Ownership Guidelines

Consistent with its belief that aligning the financial interests of senior officers and directors of the Company with those of shareholders will result in greater, long-term shareholder value, the Board has established the following ownership guidelines for senior officers subject to reporting under Section 16 of the Exchange Act of 1934 and for non-employee directors of the Company:

Title	Ownership Guideline	Deadline
Chairman of the Board, CEO and President	6x Base Salary	Five (5) Years from Employment or Promotion
Section 16 Officers	3x Base Salary	Five (5) Years from Employment or Promotion
Non-Employee Directors	5x Annual Cash Retainer	Five (5) Years after Election to the Board of Directors

Ownership includes unvested restricted shares, Long-Term Incentive Plan ("LTIP") units, and units deferred under the Director's Deferred Compensation Plan. The full text of the Stock Ownership Guidelines, which includes the time periods by which such ownership must be achieved and a retention policy during periods of non-achievement, is posted on the Company's website, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Independent Directors

The Corporate Governance Guidelines adopt criteria for the determination of director independence that are consistent with those of the NYSE listing standards. The Board of Directors has determined that all of the nominees for director, except for Messrs. Friedman and Milstein, are "independent directors" within the meaning of the NYSE listing standards. Albert T. Adams is a partner in the law firm of Baker & Hostetler LLP, which has provided legal services to the Company. However, the Board of Directors affirmatively determined that Mr. Adams is an "independent director" within the meaning of the NYSE listing standards, and that his relationship with Baker & Hostetler LLP does not interfere with his exercise of independent judgment as a director. Nevertheless, the Company has terminated its outside legal counsel relationship with Baker & Hostetler LLP effective as of the date of this proxy statement.

Board Leadership Structure and Executive Session

The current leadership structure of the Board of Directors combines the positions of Chief Executive Officer (the "CEO") and Chairman of the Board of Directors, and balances such combination with an independent lead director. Mr. Friedman currently serves as the CEO and Chairman of the Board of Directors. As the individual with primary responsibility for managing the Company's day-to-day operations, the Board of Directors believes he is best positioned to chair regular meetings of the Board of Directors and lead discussions regarding long-term strategic plans and principal business issues. The Board of Directors believes the combined structure, coupled with an independent lead director, ensures the Board of Directors is presented with the information required for it to fulfill its responsibilities while also providing independent oversight and accountability of management. The Board of Directors believes the current leadership structure contributes to making meetings of the Board of Directors as productive and effective as possible.

The non-employee directors of the Board of Directors regularly meet in executive session without management. The non-employee directors have chosen Mr. Schwarz to serve as independent lead director and to preside at meetings of non-employee directors. The independent lead director serves as a liaison between the Chairman of the Board of Directors and other directors.

Board Committees

The Board of Directors has an Audit Committee, an Executive Committee, an Executive Compensation Committee, a Finance and Planning Committee, a Pricing Committee and a Nominating and Corporate Governance Committee. All of the members of the Board of Directors' Audit, Executive Compensation and Nominating and Corporate Governance Committees are independent directors under the NYSE listing standards with respect to such committee membership.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Messrs. Schoff (Chairman), Sanfilippo and Schwarz, all of whom are independent directors. The Nominating and Corporate Governance Committee assists the Board of Directors in identifying individuals qualified to become members of the Board of Directors; recommends Board committee structure, membership, and operations; develops and recommends to the Board of Directors a set of effective corporate governance policies and procedures; leads the Board of Directors in the review of the Board of Directors' performance; and reviews and approves director compensation. The Nominating and Corporate Governance Committee held two meetings in 2013.

The Nominating and Corporate Governance Committee has not established specific minimum qualifications a candidate must possess in order to be recommended to the Board of Directors. However, in determining qualifications for new directors, consideration is given to a potential member's qualification as independent under the NYSE listing standards, as well as age, skill and experience in the context of the needs of the Board of Directors. The Nominating and Corporate Governance Committee does not have a specific policy with respect to its consideration of diversity. Nevertheless, diversity is one of the many factors that are considered when identifying potential candidates to serve on the Board of Directors.

In evaluating a director candidate, the Nominating and Corporate Governance Committee considers factors that are in the best interests of the Company and its shareholders. Each of the members of the Board of Directors was chosen to be a director because the Board of Directors and the Nominating and Corporate Governance Committee believe that he has demonstrated leadership or governance experience, specific industry knowledge or expertise and good judgment and integrity. The Board and the Nominating and Corporate Governance Committee believe these skills and qualifications, combined with each director's diverse background and ability to work in a positive and collegial fashion, benefit the Company and its shareholders by creating a strong and effective Board of Directors. Set forth below are the conclusions reached by the Nominating and Corporate Governance Committee with respect to each member of the Board of Directors:

Mr. Friedman has been with the Company and its predecessors for over 40 years. He provides the Board of Directors with an extensive understanding of the Company's business, strategy, markets, competitors, financial position, operational issues and regulatory requirements. Mr. Friedman has demonstrated his leadership experience as Chairman of the Board and CEO of the Company since its organization and initial public offering in 1993. He is also active in several industry-specific professional organizations and other community activities. Mr. Friedman earned a Bachelor of Science degree from The Ohio State University.

Mr. Adams brings the Company broad experience from a career focused on corporate finance, real estate and business transactions. In addition to his law degree, Mr. Adams received a MBA from Harvard Business School and was a teaching fellow in Economics at Harvard College. Utilizing a combination of legal and business skills, he has extensive experience in advising companies with respect to capital markets activity, business combinations and corporate governance. Mr. Adams has served as a director or trustee of numerous private, charitable and civic organizations. He has also served as a director of six publicly-held companies, including five publicly-held real estate investment trusts. During his tenure as a director of publicly-held real estate investment trusts, Mr. Adams has served as a member and chairman of three corporate governance committees; a member of three (and chairman of one) compensation committee; and a member and chairman of one audit committee.

Mr. Gibbons brings extensive leadership and governance skills to the Board of Directors from his role as Senior Managing Director and Principal of Brown Gibbons Lang & Company, an investment banking firm, where he is a cofounder and former chairman of Global M&A. He is involved on several advisory committees, boards of trustees and not-for-profit boards. Mr. Gibbons has also served on the board of directors of two other publicly traded companies, including Preformed Line Products Company ("PLP"), where he continues to serve as a director and chairman of PLP's audit committee. He earned a Bachelor of Science degree from Kenyon College, a law degree from Cleveland State University and a master's degree in Accounting and Finance from Case Western Reserve University.

Mr. Milstein has considerable experience in real estate development and investment, and holds a Bachelor of Arts degree and a MBA from Southern Methodist University. Mr. Milstein is knowledgeable about all aspects of project development, construction and rehabilitation, with a focus on land development and multifamily projects. He is a significant shareholder of the Company, has served on the Board of Directors of the Company since its organization and initial public offering in 1993 and provides a historical perspective of the Company's business and strategic challenges.

Mr. Sanfilippo has a distinguished background in public accounting. Mr. Sanfilippo earned a degree in Business Administration from Kent State University and has been a CPA for over 30 years. He had a leadership and management role as the former managing partner of the Cleveland, Ohio office of Grant Thornton LLP. During his career of 36 years with Grant Thornton, Mr. Sanfilippo served as the lead audit partner to both public and private companies, and has consulted on various accounting and auditing matters. Mr. Sanfilippo serves as a member of the Kent State Advisory Council for the Department of Accounting and the Chanel High School Development Board. Mr. Sanfilippo is also a former board member of Business Volunteers Unlimited, Cleveland Grand Prix Charities, American Cancer Society, Big Brothers/Big Sisters, Cleveland Hearing and Speech Center and Lakewood Country Club. He qualifies as an audit committee financial expert under SEC regulations.

Mr. Schoff brings valuable industry-specific knowledge, leadership and corporate governance experience to the Board of Directors. Mr. Schoff earned a Bachelor degree from Hamilton College and a law degree from Cornell University College of Law. He practiced law for several years specializing in the acquisition and syndication of real estate properties prior to joining DDR, a publicly traded real estate investment trust. Mr. Schoff was the Chief Operating Officer at DDR, and is familiar with all aspects of real estate operations, including human resources, compensation, information technology and enterprise risk management. Mr. Schoff also was in charge of the acquisitions and divestiture program for DDR and its joint ventures. He has served on the boards of DDR and American Industrial Properties RET ("AIP"), a publicly-traded real estate investment trust, and the audit committee of AIP. He has also served as a director and as chairman on several not-for-profit boards.

Mr. Schwarz contributes extensive knowledge regarding business investment, management and development to the Board of Directors. Mr. Schwarz holds a Bachelor of Science degree from The Ohio State University and a MBA from Case Western Reserve University. He has over 38 years of business experience as an entrepreneur, executive and private equity investor, most recently with Edgewater Capital Partners. He has experience in management consulting and recruiting, and the development and retention of effective management personnel. Mr. Schwarz also serves on the Visiting Committee of the Case Western Reserve University School of Engineering, the Leadership Council for University Hospital's Orthopedic Department, and the Technology Transfer Committee of Cleveland State University. Mr. Schwarz also has extensive relevant corporate governance experience having served on the boards of, or as consultant to, several companies.

The Nominating and Corporate Governance Committee recommends a slate of nominees to the Board of Directors for election by shareholders at the Company's annual meeting. Although the Nominating and Corporate Governance Committee may retain a board search consultant to supplement the pool of Board of Directors candidates, it has not engaged a consultant at this time.

The Nominating and Corporate Governance Committee will consider suggestions forwarded by shareholders to the Secretary of the Company concerning qualified candidates for election as directors. To recommend a prospective nominee for the Nominating and Corporate Governance Committee's consideration, a shareholder must submit the candidate's name and qualifications to the Company's Secretary, Scott D. Irwin, at the following address: 1 AEC Parkway, Richmond Heights, Ohio 44143.

The Nominating and Corporate Governance Committee recommended to the Board of Directors each of the nominees identified in "Proposal One: Election of Directors" on page 3.

A current copy of the Nominating and Corporate Governance Committee's charter is available to shareholders on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Audit Committee

During 2013, the Audit Committee was comprised of Messrs. Sanfilippo (Chairman), Gibbons and Schwarz, all of whom are independent as required by Section 10A of the Exchange Act of 1934 and NYSE listing standards. The Board of Directors has determined that Mr. Sanfilippo is independent and a "financial expert" within the meaning of Item 401 of Regulation S-K under the Securities Act of 1933. The Audit Committee held eight meetings in 2013.

The Audit Committee is responsible for assisting the Board of Directors in overseeing the following primary areas: (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with financial, legal and regulatory requirements, (iii) the Company's independent auditor's qualifications, independence and engagement, (iv) the performance of the Company's internal audit function and independent auditors, and (v) the review and approval of the Company's use of the End-User Exception under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

In addition, the Audit Committee reviews the scope of audits and the annual audit plan, evaluates matters relating to the audit and internal controls of the Company and reviews and approves all non-audit and audit related services for which our independent registered public accounting firm is engaged. The Audit Committee holds separate executive sessions, outside the presence of senior management, with the Company's independent auditors and the Company's senior internal auditor.

A current copy of the Audit Committee's charter is available to shareholders on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Report of the Audit Committee

The Audit Committee reviews the Company's financial reporting practices on behalf of the Board of Directors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with GAAP, and for issuing an opinion on the effectiveness of internal controls over financial reporting.

The Audit Committee has:

- Reviewed and discussed with the Company's management and the Company's independent registered public accounting firm the audited financial statements of the Company contained in the Annual Report on Form 10-K for the year ended December 31, 2013;

- Discussed with the Company's independent registered public accounting firm the matters required to be discussed pursuant to Statement of Accounting Standards No. 16, as adopted by the Public Company Accounting Oversight Board ("PCAOB"), which includes, among other items, matters related to the conduct of the audit of the Company's financial statements; and

- Received and reviewed the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the PCAOB (regarding the independent registered public accounting firm's communications with the Audit Committee concerning such firm's independence) and discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based on the reviews and discussions described in the preceding bulleted paragraphs, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2013 be included in the Company's Annual Report on Form 10-K filed with the SEC.

Audit Committee
James J. Sanfilippo, Chairman

Michael E. Gibbons
Richard T. Schwarz

Finance and Planning Committee

The Finance and Planning Committee, which consists of Messrs. Adams, Friedman, Gibbons (Chairman), Milstein and Schoff, assists the Board of Directors in matters relating to strategic planning and overall debt and capital structure of the Company. The Finance and Planning Committee held two meetings in 2013.

A current copy of the Finance and Planning Committee's charter is available to shareholders on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Executive Committee

The Executive Committee, which consists of Messrs. Adams, Friedman (Chairman) and Milstein, possesses the power of the Board of Directors in the management of the business and affairs of the Company (other than filling vacancies on the Board of Directors or any of the Board of Directors' committees) during intervals between meetings of the Board of Directors. The Executive Committee held three meetings in 2013.

Pricing Committee

The Pricing Committee, which consists of Messrs. Adams, Friedman (Chairman) and Gibbons, establishes the price of securities issued by the Company upon consummation of securities offerings that have been authorized by the Board of Directors. The Pricing Committee held two meeting in 2013.

Executive Compensation Committee

During 2013, the members of the Executive Compensation Committee (the "Committee") were Messrs. Sanfilippo, Schoff and Schwarz (Chairman), all of whom are independent. The Committee held four meetings in 2013.

The Chairman of the Committee establishes the agenda for each Committee meeting with the assistance of the CEO and the Vice President of Human Resources. Meetings are attended by Committee members, as well as the CEO, the Vice President of Human Resources, external legal counsel retained by the Committee and, from time to time, a third party compensation consultant. During 2013, the Committee engaged FPL Associates, a nationally recognized consulting firm, to perform the consulting services described in "Executive Compensation Discussion and Analysis." At each meeting, the Committee has the opportunity to meet in an executive session, absent the CEO and the Vice President of Human Resources. The Chairman of the Committee is responsible for updating the Board of Directors on all matters related to the executive compensation program. The Committee has the authority to engage third party consultants to provide guidance and recommendations on matters related to the executive compensation program, and may also delegate certain responsibilities related to administering the executive compensation program.

The Committee is responsible for assisting the Board of Directors in overseeing the following primary areas:

- Reviewing and approving the goals and objectives relevant to the compensation of the CEO and the Company officers who, together, comprise the five most highly compensated employees of the Company, and ensuring those goals are aligned with the Company's short- and long-term objectives;

- Reviewing, at least annually, the structure and compensation opportunities available under the Company's executive and employee compensation plans in light of the Company's goals and objectives;

- Reviewing and approving salary, annual and long-term incentive compensation targets, performance objectives and payments for the executive officers of the Company;

- Establishing the annual contribution and earnings rates under the Company's Supplemental Executive Retirement Plan;

- Evaluating, at least annually, the performance of the executive officers in light of the Company's strategic plan and the goals and objectives of the Company's executive compensation plans, and establishing future compensation levels based upon this evaluation;

- Reviewing and approving grants and awards to the executive officers and other participants under the Company's equity-based compensation plans based on achievement of predetermined goals and objectives;

- Reviewing and approving any employment agreements and severance agreements to be made with any existing or prospective executive officer of the Company; and

- Reviewing other broad-based human resources programs for employees as deemed appropriate by the CEO or as requested by the Board of Directors.

A current copy of the Committee's charter is available to shareholders on the Company's web site, AssociatedEstates.com, under "Investors," and a written copy is available to shareholders upon written request to the Company, to the attention of Investor Relations.

Board's Role in Risk Management Oversight

The Board of Directors oversees the Audit Committee, which has the largest role in risk management oversight. The Audit Committee reports regularly to the full Board of Directors with respect to actions taken and matters discussed by the Audit Committee, including any items that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the performance and independence of the Company's independent auditors and the performance of the internal audit function. In establishing and reviewing the Company's executive compensation program, the Executive Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking. The Executive Compensation Committee periodically reviews the Company's compensation policies and practices with respect to risk and periodically reports to the full Board of Directors. The Company's Board leadership structure facilitates the effectiveness of the risk oversight process by having an experienced Chairman and CEO who has extensive knowledge of and experience with the risks that the Company faces. In addition, each of the committees of the Board that has a risk oversight function is composed entirely of independent directors, which the Board believes also enhances risk management.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

Objectives of the Executive Compensation Program

The executive compensation program supports the Company's commitment to creating long-term shareholder value, achieving performance objectives, executing the Company's strategic plan, and attracting and retaining top organizational contributors. Additionally, the executive compensation program provides a strong linkage between the executives' pay and their ability to influence financial and organizational objectives, with a dual focus on the Company's current priorities and long-term goals. The Company provided shareholders an advisory vote on its executive compensation at its 2013 annual meeting of shareholders. Over 97% of the shareholders that voted on the proposal voted in favor of the compensation program and policies, and the compensation paid to the Company's named executive officers for fiscal 2012. As part of its continual examination of the executive compensation program and strategies, the Company has implemented changes to the compensation program for fiscal 2014, as described under "2014 Committee Actions."

2013 Executive Summary

Committee's 2013 Compensation Planning

In order to further align executive compensation with Company performance and the interests of executive officers with those of shareholders, the Committee implemented the following measures for 2013 incentive compensation, overall incentive compensation and compensation generally:

The Committee established performance targets for the Annual Incentive Plan and the single-year component of the LTIP based on:

- actual performance compared to the Company's 2013 operating budget as approved by the Board; and

- execution of the Company's long-term capital strategy and continued focus on improving balance sheet metrics.

These targets operated to reward the management team for progress towards the Company's strategic goals of increasing property NOI and maintaining a strong balance sheet.

- After reviewing competitive benchmarking data for total compensation for the named executive officers, the Committee determined that an increase to Mr. Jason A. Friedman's target participation for the Annual Incentive Plan was appropriate, moving him from a target of 60% to 70% of base salary. In all other respects, the Committee determined to maintain base salaries, target participation in the Annual Incentive Plan, and single-year component of the LTIP for the named executive officers in 2013 in the same amounts and percentages as were in effect in 2012.

- The Committee established the performance metrics and target participation levels for the multi-year component of the LTIP for the three-year performance period that ends on December 31, 2015:

3-Year Performance Metric	Percentage of LTIP Award
Absolute Total Shareholder Return	60%
Relative Total Shareholder Return	15%
Individual Executive Performance	25%

- On January 21, 2013, Mr. Scott D. Irwin joined the Company and was elected to the position of Vice President, General Counsel and Secretary. Mr. Van Auken, who previously held the position, transitioned into a new role with the Company as Vice President and continued to provide legal counsel for the Company through December 31, 2013. The Committee established 2013 compensation for Mr. Irwin, including a sign-on bonus, base salary, grant of restricted shares, and target participation in the Annual Incentive Plan and the LTIP.

2013 Financial Performance and Highlights

Fiscal year 2013, which represented the final year of the Three Year Strategic Plan that was adopted by our Board in 2010, marked the fourth consecutive year of Same Community NOI growth, with cumulative growth of better than 18%. Additionally, the Company continued to focus on improving leverage metrics while executing on its portfolio repositioning strategy. The following are highlights of 2013 performance that impacted the Committee's decisions with respect to 2013 compensation:

- Same Community NOI increased 5.0% as compared to 2012.

- Improvement in Same Community operating margins from 61.4% in 2012 to 62.4% in 2013.

- Net debt to undepreciated book value improved to 45.9% from 47.1% in 2012.

- Secured debt to undepreciated book value improved to 15.9% from 24.9% in 2012.

- NOI from unencumbered assets increased from 61% in 2012 to 73% in 2013.

- The Company acquired five properties for a total of $261 million, including three properties that are part of a seven property portfolio acquisition. The remaining four properties are expected to be acquired over the next twelve to fifteen months.

- The Company disposed of four non-core assets for a total of $139 million.

- The Company completed the development of a 99-unit expansion to a property in Dallas, TX, and commenced construction on two developments - one in Dallas, TX and one in Los Angeles, CA. Also, construction on its development in Bethesda, MD continued to progress as planned.

- The Company acquired a parcel of land in San Francisco, CA on which it expects to commence construction of 410-units and 40,000 square feet of commercial space in 2014.

- The Company entered into a 50/50 joint venture to develop a 472-unit apartment community in downtown Los Angeles, CA, with construction expected to commence in 2014.

- The Company achieved the second highest relative Total Shareholder Return of the eleven publicly traded apartment REITs for the twelve month period ending December 31, 2013.

2014 Committee Actions

In order to further align executive compensation with Company performance and the interests of executive officers with those of shareholders, the Committee implemented the following measures for executive compensation, in general, and 2014 incentive compensation, in particular:

- The Committee established performance targets for the Annual Incentive Plan and the single-year component of the LTIP based on:

  - actual performance compared to the Company's 2014 operating budget approved by the Board of Directors; and

  - execution of the Company's long-term capital strategy and continued focus on balance sheet metrics.

  These targets will operate to reward the management team for progress towards the Company's strategic goals of increasing property NOI and maintaining a strong balance sheet.

- After reviewing competitive benchmarking data for total compensation for the named executive officers, the Committee determined that an increase to Mr. Jason A. Friedman's base compensation from $250,000 to $275,000 annually, an increase to his target participation on the Annual Incentive Plan from 70% to 80% of base salary, and an increase to his target participation on the single-year component of the LTIP from 60% to 80% was appropriate. In all other respects, the Committee determined to maintain base salaries, target participation in the Annual Incentive Plan, and the single-year component of the LTIP for the named executive officers in 2014 in the same amounts and percentages as in effect in 2013.

In addition to the actions taken by the Committee, the Nominating and Corporate Governance Committee recommended to the Board, and the Board adopted, the Stock Ownership Guidelines described above in the "Corporate Governance" section of this proxy. The Stock Ownership Guidelines are intended to further align the financial interests of senior management and shareholders by requiring senior management to own a significant equity position in the Company.

Overview of Executive Compensation

Program Design

The Committee has overall responsibility for establishing, implementing and monitoring the executive compensation program for the executive officers named in the Summary Compensation Table, and approving individual equity and cash awards under the program. The key components of the Company's "named executive officers" executive compensation program are base salary, annual incentives, longer-term share-based incentives and retirement and health care benefits. Each of these components operates within an integrated total compensation package to ensure that executives are compensated equitably, both from an internal and external perspective.

The integrated total compensation package is intended to provide target compensation to the Company's named executive officers near the median to the 75th percentile among the asset-based peer group, and to provide opportunities for executives to earn incentive-based compensation driven by the accomplishment of performance expectations as described in "Elements of the Executive Compensation Program" below. The asset-based peer group, which is comprised of publicly traded apartment REITs, is described in the introduction to the summary compensation table on page 21.

The Committee reviews the overall executive compensation program and each executive's compensation package at least annually. A number of factors influence the Committee's decisions in recommending and implementing adjustments to the executive compensation framework and each executive's compensation package. These factors include a competitive asset-based peer group analysis, individual performance, range of responsibilities relative to the Company's business plan, internal pay equity, demonstrated individual competencies, value and contribution to the organization, experience and professional growth and development. The peer group analysis is conducted by comparing each element of each executive's compensation package and total remuneration to the compensation delivered to executives in similar positions within the asset-based peer group. Total executive compensation is intended to approximate the median to the 75th percentile among the asset-based peer group. This analysis is prepared with the help of the independent consultant identified below and the Company's Vice President of Human Resources, and reflects compensation data as disclosed in the most recent proxy statements of the asset-based peer group and the consultant's proprietary database.

We have made an election to qualify as a real estate investment trust under the Internal Revenue Code, and as such generally will not be subject to federal income tax. Thus, the deduction limit for compensation paid to our CEO and the four other most highly compensated executive officers of a public company contained in Section 162(m) of the Internal Revenue Code is not material to the design and structure of our executive compensation program.

The Committee believes the executive compensation program, in total, reflects the competitive market practices of the asset-based peer group.

Independent Consultant

During 2013, the Committee engaged FPL Associates, a nationally recognized, independent consulting firm to: (i) assist the Committee with identifying the members of its peer group, which were selected using a number of factors such as total assets, market capitalization, number of multifamily units and number of full-time equivalent employees; (ii) assess the overall framework of the Company's executive compensation program; (iii) assist with the design of the multi-year component of the LTIP for 2013 - 2015, and (iv) make recommendations for an executive compensation program that are consistent with the Company's compensation philosophy and objectives. The Committee also relied upon the consultant's expertise for guidance and recommendations in establishing the overall compensation structure and individual compensation opportunities that were in place during 2013. FPL Associates does not provide any other services to the Company.

Interaction with Board and Other Board Committees

The Committee works in concert with the Finance and Planning Committee to ensure that management is being incentivized in a manner consistent with the achievement of the Company's strategic objectives. The Committee receives information quarterly to track the Company's performance, to provide feedback and to allow the Company to establish appropriate accruals for incentive compensation.

The Committee reports to the Board with respect to the design and implementation of executive compensation and receives input from the full Board with respect to the performance of management.

Role of Management

The Committee works closely with the Vice President of Human Resources, who provides information and data at the request of the Committee and regularly provides reports at Committee meetings. The Committee also relies upon input from the CEO to ensure the other executives agree that the objectives related to the annual and long-term incentive plans are not only realistic, but also challenging and motivating. The Committee also relies upon the CEO to provide regular updates on the individual performance of each executive, and may also seek the CEO's recommendations for

compensation adjustments delivered to each executive based on his performance, influence on the results of the organization and professional development.

Elements of the Executive Compensation Program

The fiscal 2013 pay package for our named executive officers consisted of base salary, short term annual incentives, long-term incentive opportunities, and other benefits discussed below. The Committee believes that using a mix of compensation types (for example, salary, cash incentives and equity) and performance periods (for example, one-year and three-year periods) promotes behavior consistent with our long-term strategic plan and minimizes the likelihood of executives having significant motivation to pursue short-sighted, risky and unsustainable results.

By design, the percentage of total compensation for the group of named executive officers for 2013 that was earned via targeted incentive compensation was significant - more than 74% for all such officers and more than 80% for the CEO. The Committee's general policy is to provide the greatest percentage of the named executive officers' compensation opportunity in the form of incentives tied to the achievement of established business objectives that are vital components of the Company's strategic plan. Overall, more than 76% of earned compensation for 2013 was "at risk" or not guaranteed pay, because it was tied to performance and not merely continuing service. The Committee believes the emphasis on incentive compensation, including the use of stock-based compensation, is the best method to align management's interests with those of our shareholders.



Named Executive Officers (at Target)
26%
48%
26%
Base Salary
Annual Cash Incentive
Long Term Incentive

CEO (at Target)
19%
54%
27%
Base Salary
Annual Cash Incentive
Long Term Incentive

<u>Base Salary</u>

Base salary serves as the foundation for the executive compensation program and recognizes the relative value that an individual's contribution brings to the Company. Base salaries are intended to approximate the 25th percentile up to the median among the asset-based peer group.

<u>Annual Incentive Plan</u>

The Annual Incentive Plan emphasizes pay for performance and serves as a key means of driving the Company's current objectives and priorities. The Committee determines specific target levels of Annual Incentive Plan compensation for the five most highly compensated officers, which includes the CEO, CFO and the other three named executive officers. Individual target awards are determined based on a peer group compensation analysis and are intended to provide award opportunities that approximate the median to the 75th percentile of the asset-based peer group. Threshold and high opportunities range from 50% to 150% of target, respectively. In 2013, target Annual Incentive Plan opportunities based on a percentage of base salary were established for each named executive officer as follows: Jeffrey I. Friedman, CEO - 140%; John T. Shannon, Senior Vice President of Operations - 100%; Lou Fatica, Vice President, Treasurer and Chief Financial Officer - 85%; Jason A. Friedman, Vice President, Construction and Development - 70%; and Scott D. Irwin, Vice President, Secretary and General Counsel - 70%.

Officers, other than the CEO, are rewarded based on the Company's performance for the fiscal year, (the "Company component"), contributions by the executive to the business unit for which the executive oversees (the "Business Unit component"), and their individual performance (the "Individual component") as determined by the CEO. The CEO is rewarded based on Company fiscal year performance and individual performance. The Committee determines the Individual component for the CEO.

The Committee reviewed the Company's operating results each quarter and assessed management's performance throughout the year. Actual 2013 results were reviewed and confirmed by the Audit Committee prior to the Committee approving the award payouts.

For 2013, the Committee designed the Company component of the Annual Incentive Plan as formula-based, tied to the achievement of NOI with a benchmark at target established at 99% of budgeted same property NOI, determined by deducting property operating and maintenance expenses from total property revenues. Actual same property NOI achievement exceeded the pre-established target approved by the Committee, and the Company component of each executive's award was determined to have been achieved at 112.6% of target.

The 2013 Annual Incentive Plan opportunity for the CEO included a "Company component" and an "Individual component," but did not include a Business Unit component. The Business Unit component for Mr. Shannon was tied to budgeted operating margin. The Business Unit component for Mr. Jason A. Friedman was tied to the financial success of the Company's development and acquisition efforts. Based on the pre-approved objectives and actual results, Mr. Shannon earned the Business Unit component of his annual bonus at 114% of target, while Mr. Jason A. Friedman earned the Business Unit component of his annual bonus at 140% of target. The Business Unit component for Messrs. Fatica and Irwin were tied to timeliness and accuracy of information provided by their respective business units. Because Messrs. Fatica and Irwin head corporate business units that do not have direct operational responsibilities, it is more difficult to apply strict financial metrics to measure their respective contributions. Consequently, the Business Unit component for these functions is necessarily more subjective, and includes such matters as their respective contributions to helping the Company achieve important objectives on a timely basis and ensuring accuracy of financial and other information within their respective areas of responsibility. In consideration of the Company's performance relative to the 2013 budget and objectives, and the influence each had on the results based on the recommendation of the CEO, the Committee approved the Business Unit component of the annual incentive at 140% of target for Mr. Fatica, and 120% of target for Mr. Irwin.

The Individual component of each executive's Annual Incentive Plan payment was based on overall individual performance, contributions to the organization, and individual development throughout the year. The portion of the Annual Incentive Plan payment related to each executive's Individual component, other than the CEO's Individual component, was approved by the Committee based on a written assessment of each executive's performance and feedback provided by the CEO. The Individual components of Messrs. Shannon's, Fatica's, Jason A. Friedman's, and Irwin's Annual Incentive Plan were delivered at 110%, 130%, 110%, and 110% of target, respectively. The Committee determined that Mr. Jeffrey I. Friedman's performance throughout the year warranted a payout of his Individual component at 140% of target. Consequently, Annual Incentive Plan payments made to Messrs. Jeffrey I. Friedman, Shannon, Fatica, Jason A. Friedman, and Irwin in amounts equal to 118%, 112%, 122%, 123%, and 114% of target, respectively, were earned at a level above target, but less than the maximum opportunity. 2013 Annual Incentive Plan payouts were delivered in cash on February 14, 2014.

Long-Term Incentive Plan

The LTIP emphasizes pay for performance, and is linked to both the longer-term, strategic objectives of the Company and the long-term interests of shareholders. The Committee believes that equity-based awards create stronger links to shareholder returns, reward long-term performance and help to attract and foster the retention of executives who are in a position to most directly influence the long-term success of the Company. LTIP awards align executives' interests with those of shareholders by reinforcing an ownership mentality and the importance of providing competitive, long-term total returns to shareholders.

The portion of an executive's total remuneration that is delivered through the LTIP is determined by reviewing the asset-based peer group analysis (which is prepared by the compensation consultant based on the most recent proxy data and the consultant's proprietary database), individual performance, range of responsibilities relative to the Company's business plan and contribution by the executive and his business unit to the Company and its financial results. The peer group analysis is used not only as a guideline for determining appropriate target long-term award opportunities, but also to ensure the mix of total compensation delivered to each executive is competitive with similar positions within the peer group. In addition, in 2013, the peer group analysis was also used to analyze the methods of payment (such as the use of cash, stock options and restricted shares) to reward long-term performance.

The LTIP is comprised of two components: a single-year component and a multi-year component.

For 2013, the Committee designed the single-year component to focus on two metrics that were weighted equally: same property NOI growth and interest coverage and fixed charge coverage ratios. Formulaic objectives were established in February of 2013, and evaluated quarterly and at the conclusion of the year. Additionally, in January of 2013, after a comprehensive review of compensation among the companies in the asset-based peer group, and in consideration of the Company's objectives, the Committee established the 2013 single-year LTIP opportunity for Messrs. Jeffrey I. Friedman, Shannon, Fatica, Jason A. Friedman, and Irwin at 140%, 100%, 85%, 60% and 45% of base salary, respectively.

As with the Annual Incentive Plan described above, the Committee reviewed the Company's operating results each quarter and assessed management's performance with respect to the LTIP throughout the year. Actual 2013 results were reviewed and confirmed by the Audit Committee prior to LTIP award payouts. Based on 2013 results, single-year LTIP awards were delivered at 112.6% of the same property NOI target and 112.5% of the interest coverage and fixed charge coverage ratios target. Awards were delivered in restricted shares, with the number of shares granted to each executive being determined using the closing price of Company common shares on February 4, 2014. One-third of those issued shares vested immediately and the remaining two-thirds vest in equal, annual installments dependent upon the recipient's continuing service. These restricted shares have voting rights and the recipient is entitled to receive dividends during the restricted period.

The multi-year LTIP component for 2013-2015 was established in 2013 as a percentage of 2013 base salaries and covers a three-year performance period that concludes on December 31, 2015. The multi-year LTIP component focuses on three-year absolute total shareholder return (60% of the award), three-year relative total shareholder return (15% of the award) and individual performance as determined within the discretion of the Committee (25% of the award). The Committee established the 2013-2015 multi-year LTIP opportunity for Messrs. Jeffrey I. Friedman, Shannon, Fatica, Jason A. Friedman, and Irwin at 140%, 100%, 85%, 60% and 45% of base salary, respectively.

Restricted shares earned for the multi-year LTIP component will vest one year after the conclusion of the three-year measurement period. During the three-year performance period and the one-year vesting period, restricted shares have voting rights, declared dividends accrue and interest is earned on accrued dividends at a rate determined by the Committee. The Committee sets the interest rate on accrued but unpaid dividends to be consistent with the annual earnings rate on Supplemental Employee Retirement Plan account balances (as described in the "Supplemental Executive Retirement Plan" section). Only the dividends accrued, and interest earned, with respect to restricted shares actually earned for the three-year performance period will be paid when those shares vest on December 31, 2016. Grants under the multi-year component are issued and metrics and objectives are established, every three years. For a discussion of the Company' 2013-2015 multi-year LTIP component, please see "2013 Committee's Compensation Planning" section above.

2013 Equity-Based Award Plan Incentives

All equity compensation awards that were granted to executives in connection with the LTIP described above are governed by the terms and conditions of the Company's 2011 Equity-Based Award Plan (the "Equity Plan"). The Equity Plan provides to executive officers and other key employees of the Company the opportunity to earn equity-based incentives, including common shares. Awards made under the Equity Plan may be in the form of stock options, restricted shares or other equity-based awards. Stock options are granted with an exercise price that is at least equal to the current fair market value of the Company's shares on the date of the grant, and will only be of value to the extent the Company's share price increases over time. Currently, the number of stock options that can be granted to an executive is capped at 125,000 stock options per annum. Generally, stock options and restricted share awards will vest in installments over no less than a three-year period or following the achievement of performance objectives.

The Committee generally issues equity awards at its February meeting. These awards are granted in conjunction with approval and payouts of the single-year LTIP component and (if applicable) the multi-year LTIP component. The number of restricted shares granted to each executive is determined based on dividing the cash value of the award by the closing price of the Company's common shares on the date of grant. The cash value of a LTIP award is determined as a percentage of the recipient's base salary. The Committee also has the discretion under the Equity Plan to grant equity-based awards in addition to those awards made in conjunction with the LTIP. The Committee did not grant any such additional awards in 2013.

The Committee has delegated authority to the CEO to award grants of equity compensation from a discretionary pool to non-executive employees for purposes of fostering retention, rewarding performance or in conjunction with an offer of employment. Fifty-thousand shares are generally allocated to this pool each year. During 2013, 12,100 restricted shares were awarded in conjunction with the hiring of Scott D. Irwin as Vice President, General Counsel and Secretary. The Committee authorized to maintain the pool at 50,000 shares for 2014.

Non-Qualified Deferred Compensation Plan

The Company has established the Associated Estates Realty Corporation Elective Deferred Compensation Plan (the "Deferred Comp Plan"). The Deferred Comp Plan is an unfunded, non-qualified deferred compensation program that is subject to the provisions of Section 409A of the Internal Revenue Code. Eligibility under the Deferred Comp Plan is determined by the Committee or its designee. Currently, each appointed or elected officer of the Company is eligible to participate in the Deferred Comp Plan.

The Deferred Comp Plan permits deferral of up to 90% of base salary and up to 100% of cash annual incentive payments. An individual bookkeeping account is maintained for each participant. Participants are provided a number of measurement funds from which they may select to determine earnings on amounts deferred under the Deferred Comp Plan, which may be, but are not required to be, the same as those offered under the AERC 401(k) Savings Plan and Trust (the "401(k) Plan"). Deferrals of base salary and incentive payments (other than restricted shares, discussed below) are fully vested at all times.

The Deferred Comp Plan also permits the deferral of restricted shares. Restricted share deferrals are reflected in a separate bookkeeping account for each participant as share equivalent units. Dividend credits are made to such account in the form of share equivalent units. Distributions from a participant's restricted share deferral account are made in the form of shares. The vesting of share equivalent units occurs on the same schedule as the restricted shares that have been deferred.

The Deferred Comp Plan allows for in-service and separation sub-accounts to permit election of distribution at either a specified date or following separation. Payment of each deferral under the Deferred Comp Plan may be in the form specified in the participant's election, which may be in the form of a lump sum or annual installments over a period not to exceed four years. Payment of each deferral under the Deferred Comp Plan is made on account of separation from service, death or disability, or at a time specified by the participant, within the parameters set forth in the Deferred Comp Plan. Re-deferral elections are permitted within the parameters set forth in the Deferred Comp Plan. Accounts are distributed upon a change of control, and distribution due to unforeseen financial hardship is also possible.

Supplemental Executive Retirement Plan

The Company established a Supplemental Executive Retirement Plan (the "SERP"). As part of the redesign of the Company's compensation program in 2007, the Committee determined to limit additional contributions to the SERP to those participants who had vested accounts. Consequently, effective January 1, 2007, additional contributions to the SERP will only be made for Mr. Jeffrey I. Friedman; however, the account balances for Messrs. Shannon and Fatica will continue to earn interest. Pursuant to the SERP, the Company makes a contribution to Mr. Friedman's account at the end of each plan year. The Committee established the contribution rate, which was 6% of eligible earnings for 2013 (including base salary and cash payments under the Annual Incentive Plan). The account balances are treated by the Company as an unfunded liability until the benefits are paid. The account balances earn interest each year at a rate that is set by the Committee prior to the beginning of each plan year. The interest rate was 8.0% for 2013.

Each participant's SERP account vests when the participant turns 55 years of age provided that he remains an employee of the Company. Account vesting is accelerated in the event of the participant's death or disability or a change in control (as defined in the SERP). Upon a change in control, the Company must make a cash contribution to an irrevocable "rabbi trust" in an amount necessary to fully fund the SERP accounts within thirty days of the change in control.

Employment Agreement

The Company has an employment agreement with Mr. Jeffrey I. Friedman to serve as the Company's President and CEO. This agreement has a term of five years. Under the agreement, Mr. Jeffrey I. Friedman must devote his entire business time to the Company. The agreement provides for an annual base salary of $500,000, which may be increased from time to time. Mr. Friedman's employment agreement also provides for services of an employee to provide bookkeeping and related administrative services for Mr. Friedman, which may be unrelated to the business of the Company. Mr. Friedman's employment agreement also addresses severance payments that may be due to him under certain termination scenarios. These provisions are discussed under "Potential Payments Upon Termination and Change in Control." In addition, Mr. Friedman's employment agreement includes non-competition and confidentiality provisions that apply for a period of three years after the termination of his agreement.

Severance

The Company has a policy of paying severance to each of the executive officers named in the Summary Compensation Table, other than Mr. Jeffrey I. Friedman (whose severance payment is governed by his employment agreement with the Company), if the Company terminates such executive officer without cause. This policy and potential payments under this policy are further explained under "Potential Payments Upon Termination and Change in Control."

Report of the Executive Compensation Committee

The Committee has reviewed and discussed with the Company's management the Executive Compensation Discussion and Analysis set forth above. Based on such review and discussion, the Committee recommended to the Board of Directors that the Executive Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission.

Executive Compensation Committee
Richard T. Schwarz, Chairman
James J. Sanfilippo
James A. Schoff

Compensation Risk Assessment

The Company reviewed its compensation programs to determine whether they encourage employees to take unnecessary or excessive risks that could have a material adverse effect on the Company's business, and the Company determined that they do not. This conclusion is supported by the Company's practice of including both single and multiple year components within the LTIP that reward employees with equity ownership in the Company over an extended period of time. The Company believes its programs are appropriately designed to incent employees to achieve its corporate goals, but not in a way that poses unnecessary or excessive risk to the Company. Moreover, the performance metrics used to determine vesting of awards under the incentive plans, such as total shareholder return, relative shareholder return, increases to NOI and continued focus on fixed charge and interest coverage ratios, are aligned with the long term interests of shareholders.

Summary Compensation Table

The following table summarizes the compensation earned during fiscal year 2013 by the Company's CEO, Chief Financial Officer and each of the Company's other executive officers (each, a "named executive officer" and, collectively, the "named executive officers").

Total compensation opportunities for each named executive officer are established based on a comprehensive review of similar positions within the Company's peer group. Each executive's target opportunity is intended to align his compensation near the median to 75th percentile of the identified peer group, depending on performance against pre-established goals and objectives. In addition, each executive's mix of total compensation is based on the mix of compensation for similar positions within the peer group. Compensation opportunities for the Company's executives in 2013 were determined using 2012 peer group proxy data. At the time the peer group analysis was conducted, the peer group consisted of eleven other public REITs that were chosen because of each company's focus on multifamily properties and after considering each company's market capitalization and number of full time employees. The peer group included: Apartment Investment and Management Company, Avalon Bay Communities, Inc., BRE Properties, Inc., Camden Property Trust, Colonial Properties Trust, Equity Residential, Essex Property Trust, Inc., Home Properties, Inc., Mid-America Apartment Communities, Inc., Post Properties, Inc., and UDR, Inc.

In 2013, base salaries of the named executive officers comprised, on average, 21.7% of their total compensation. The annual bonuses, long-term incentives and other compensation as described in the Summary Compensation Table, comprised 22.5%, 53.6% and 2.2%, respectively, of the total compensation for the named executive officers for 2013.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Non-Equity Incentive Plan Compensation/ Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Jeffrey I. Friedman,	2013	500,000	826,560	2,201,150	—	127,796	172,491	3,827,997
Chairman, President and	2012	500,000	856,800	938,000	371,250	111,824	157,451	2,935,325
Chief Executive Officer	2011	500,000	795,200	1,050,000	—	101,977	151,730	2,598,907
John T. Shannon,	2013	325,000	365,170	1,021,963	—	5,441	13,087	1,730,661
Senior Vice President	2012	325,000	418,600	435,500	—	5,000	10,230	1,194,330
of Operations	2011	325,000	468,000	487,500	—	4,837	7,354	1,292,691
Lou Fatica,	2013	305,000	315,144	815,212	—	9,307	12,202	1,456,865
Vice President, Treasurer	2012	305,000	328,729	347,395	—	8,552	9,890	999,566
and Chief Financial Officer	2011	305,000	357,765	388,875	—	8,274	7,073	1,066,987
Jason A. Friedman	2013	250,000	215,320	471,675	—	—	7,326	944,321
Vice President, Construction	2012	250,000	189,300	201,000	—	—	5,070	645,370
and Development	2011	250,000	60,000	225,000	—	—	3,736	538,736
Scott D. Irwin	2013	271,153	238,476	424,508	—	—	696	934,833
Vice President, Secretary								
and General Counsel								

(1) Reflects amounts earned pursuant to the Annual Incentive Plan, including discretionary components. The Annual Incentive Plan opportunity for each executive and the objectives that were established for each executive are described under "Executive Compensation Discussion and Analysis-Annual Incentive Plan."

(2) Includes the fair value of stock awards granted and performance awards earned during the respective years. Assumptions used in the calculation of these amounts are included in Note 17 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 25, 2014.

(3) Includes the fair value of option awards granted and performance awards earned during the respective years. Assumptions used in the calculation of these amounts are included in Note 17 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 25, 2014.

(4) Includes earnings on SERP account balances that are considered to be "above market." Above market earnings are those that exceed 7.8% of the twelve-month federal rate of 0.13% as of December 3, 2013. The earnings rate was 8.0% in 2012 and 2013.

(5) The amounts for Mr. Jeffrey I. Friedman include compensation paid to a Company employee who provides bookkeeping and related administrative services to Mr. Jeffrey I. Friedman for matters that may be personal in nature and unrelated to the business of the Company or the performance of Mr. Jeffrey I. Friedman's duties. This compensation equaled $52,881 in 2013. The amounts for Messrs. Jeffrey I. Friedman, Shannon, Fatica, and Jason A. Friedman also include Company matching contributions under the 401(k) Plan totaling $3,825, $3,825, $3,825, and $2,456, respectively in 2013. Under the 401(k) Plan, participants are eligible for the match of $0.25 on the dollar up to 6% of eligible compensation after completing one year of service. For the named executive officers, eligible compensation for purposes of the 401(k) Plan includes regular wages (base salary) and excludes bonuses. The amounts also include Company contributions to the executives' SERP accounts. Contributions for each executive are listed in the Non-Qualified Deferred Compensation table. For 2013, SERP contributions made to Mr. Jeffrey I. Friedman's account were equal to 6% of his annual compensation, which includes base salary and annual bonus. In addition, the amounts include the interest earned on the dividends

accrued with respect to restricted shares granted as the 2013 multi-year LTIP component. For 2013, the earned interest amounts for Messrs. Jeffrey I. Friedman, Shannon, Fatica, Jason A. Friedman, and Irwin are $34,377; $9,262; $8,377; $4,870, and $696, respectively.

Grants of Plan-Based Awards for 2013

Plan-based awards granted to named executive officers for fiscal 2013 were as follows:

| Name | Grant Date | Equity Incentive Plan Awards: Number of Shares of Stock or Units | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(2) | Grant Date Fair Value of Stock Awards ($)(3) |
		Threshold	Target (#)(1)	Maximum		
Jeffrey I. Friedman	2/1/2014	—	—	—	49,241	787,850
	2/1/2013	48,165	96,330	144,495	48,166	888,300
John T. Shannon	2/1/2014	—	—	—	22,862	365,788
	2/1/2013	22,362	44,725	67,087	22,363	412,425
Lou Fatica	2/1/2014	—	—	—	18,267	291,786
	2/1/2013	17,839	35,677	53,515	17,838	328,988
Jason A. Friedman	2/1/2014	—	—	—	10,552	168,825
	2/1/2013	10,321	20,642	30,964	10,320	190,350
Scott D. Irwin	2/1/2014	—	—	—	9,496	151,943
	2/1/2013	9,289	18,578	27,867	9,289	171,315

(1)   Estimated future payouts under equity incentive plans include the number of restricted shares that were granted under the 2013 multi-year component of the LTIP relating to the absolute and relative total shareholder return metrics, as described under "Executive Compensation Discussion and Analysis-Long Term Incentives." If earned, these shares will vest on December 31, 2016.

(2)   Consists of restricted shares granted on February 4, 2014 under the 2013 single-year LTIP component. These shares vest in three equal, annual installments with the first installment vesting immediately upon the date of grant. The remaining installments vest on the first and second anniversary of the date of the grant. The restricted shares granted on February 1, 2013 reflect the estimated future payouts of the discretionary metric of the 2013 multi-year component of the LTIP at maximum.

(3)   Aggregate grant date fair value of the equity awards in accordance with GAAP. Assumptions used in the calculations of these amounts are included in Note 17 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 25, 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards to the named executive officers as of December 31, 2013:

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)(3)
Jeffrey I. Friedman	125,000	—	9.58	8/4/2015	107,650	1,727,783	144,495	2,319,145
	125,000	—	11.26	2/28/2016				
	41,667	83,333	15.29	2/15/2022				
John T. Shannon	18,750	—	9.46	8/27/2014	49,981	802,195	67,087	1,076,746
	44,180	—	9.58	8/4/2105				
	39,090	—	11.26	2/28/2016				
Lou Fatica	—	—	—	—	39,867	639,865	53,515	858,916
Jason A. Friedman	10,000	10,000	8.77	9/8/2019	23,067	370,225	30,964	496,972
Scott D. Irwin	—	—	—	—	21,389	343,293	27,867	447,265

(1) The following table lists the vesting schedule for the option awards that had not yet vested as of December 31, 2013:

	Future Vesting of Option				Future Vesting of Option		
Name	Grant Date	Options Vesting (#)	Vesting Date	Name	Grant Date	Options Vesting (#)	Vesting Date
Jeffrey I. Friedman	2/15/12	41,667	2/15/14	Jason A. Friedman	9/8/09	10,000	9/8/14
	2/15/12	41,667	2/15/15				

(2) The following table lists the vesting schedule for the stock awards that had not yet vested as of December 31, 2013:

Name	Grant Date	Shares Vesting (#)	Vesting Date		Name	Grant Date	Shares Vesting (#)	Vesting Date	
Future Vesting of Stock Awards					**Future Vesting of Stock Awards**				
Jeffrey I. Friedman	2/2/12	21,238	2/2/14		John T. Shannon	2/2/12	9,861	2/2/14	
	2/1/13	19,123	2/1/14			2/1/13	8,879	2/1/14	
	2/1/13	19,123	2/1/15			2/1/13	8,878	2/1/15	
	2/1/13	144,495	12/31/16	*		2/1/13	67,087	12/31/16	*
	2/1/13	48,166	12/31/16			2/1/13	22,363	12/31/16	
Lou Fatica	2/2/12	7,865	2/2/14		Jason A. Friedman	2/2/12	4,551	2/2/14	
	2/1/13	7,082	2/1/14			2/1/13	4,098	2/1/14	
	2/1/13	7,082	2/1/15			2/1/13	4,098	2/1/15	
	2/1/13	53,515	12/31/16	*		2/1/13	30,964	12/31/16	*
	2/1/13	17,838	12/31/16			2/1/13	10,320	12/31/16	
Scott D. Irwin	1/21/13	4,033	1/21/14						
	1/21/13	4,034	1/21/15						
	1/21/13	4,033	1/21/16						
	2/1/13	27,867	12/31/16	*					
	2/1/13	9,289	12/31/16						

* Indicates restricted shares granted under equity-based award plans that are performance contingent and may vest if pre-established criteria are met or otherwise will be forfeited.

(3) Market value of unvested and unearned shares was determined by multiplying the number of unearned shares as of December 31, 2013 by the closing price of the Company's common shares on the last business day of 2013. The closing price on that day was $16.05.

(4) These share units reflect the 2010 multi-year LTIP restricted share awards earned on December 31, 2013.

Option Exercises and Stock Vested

The following table summarizes the vesting of restricted shares and similar instruments during 2013 for the account of the named executive officers:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey I. Friedman	75,000	1,229,250	225,429	3,634,827
John T. Shannon	100,000	1,750,000	66,459	1,073,979
Lou Fatica	69,164	1,199,627	58,876	950,992
Jason A. Friedman	—	—	34,556	558,179
Scott D. Irwin	—	—	—	—

24

Non-Qualified Deferred Compensation

The following table summarizes contributions and deferrals of compensation during 2013 under each plan that is not tax-qualified with respect to each named executive officer:

Name	Plan	Executive Contributions in 2013 ($)(1)	Registrant Contributions in 2013 ($)(2)	Aggregate Earnings in 2013 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2013 ($)
Jeffrey I. Friedman	SERP	—	81,408	130,338	—	1,840,966
	NQDC	194,193	—	—	—	4,225,446
John T. Shannon	SERP	—	—	5,549	—	74,916
	NQDC	8,368	—	—	—	373,403
Lou Fatica	SERP	—	—	9,493	—	128,151
	NQDC	—	—	—	—	—
Jason A. Friedman	SERP	—	—	—	—	—
	NQDC	—	—	—	—	—
Scott D. Irwin	SERP	—	—	—	—	—
	NQDC	—	—	—	—	—

(1)   Contributions reflect portions of base salary and restricted share grants that the named executive officer elected to defer into the Deferred Comp Plan. These amounts are also set forth in the Summary Compensation Table.

(2)   Company contributions reflect contributions made to the named executive officer's SERP account during the fiscal year. These amounts are also set forth in the Summary Compensation Table and described in footnote (5) thereto.

(3)   Aggregate earnings on SERP account balances during the fiscal year. Above-market earnings on the SERP accounts are also set forth in the Summary Compensation Table and described in footnote (4) thereto.

Potential Payments Upon Termination and Change in Control

The Company has a severance program for Messrs. Shannon, Fatica, Jason A. Friedman and Irwin. Under this program, the executive will receive a severance payment if his employment is terminated by the Company for any reason other than willful misconduct equal to one year of base salary, one year of insurance coverage, a pro rata payout of the Annual Incentive Plan bonus for the year in which the termination occurs and executive outplacement services. In exchange for the severance benefits, the executive is required to execute an agreement not to compete with the Company or to solicit any clients or employees of the Company for a one-year period, and other terms and conditions generally associated with the receipt of severance. If Messrs. Shannon's, Fatica's, Jason A. Friedman's, or Irwin's employment had been terminated by the Company for a reason other than willful misconduct on December 31, 2013, they would have received severance payments equal to $677,012; $591,862; $449,599; or $541,422; respectively, based on Annual Incentive Plan bonus amounts at target. In addition, if Mr. Shannon's, Fatica's, Jason A. Friedman's, or Irwin's employment had been terminated as a result of death or disability on December 31, 2013, any stock options held by him would have become immediately and automatically vested and exercisable. Likewise, upon termination due to death or disability, any restricted shares held by a named executive officer would have vested and any restrictions thereon would have immediately lapsed. The number of restricted shares subject to vesting had death or disability occurred on December 31, 2013 are quantified in the "Outstanding Equity Awards at Fiscal Year-End" table.

Pursuant to the terms of his employment agreement, if Mr. Jeffrey I. Friedman, our CEO, is terminated for "cause" (as defined in such agreement), he will receive any accrued but unpaid base salary and benefits, but no other severance payments. If he terminates employment for "good reason," or his employment is terminated "without cause" or as a result of his permanent disability or death, he will receive payment equal to (i) three times the sum of (A) his annual base salary in effect at the date of such termination, permanent disability or death (as the case may be), and (B) an amount equal to the average of the annual bonus compensation paid to him for each of the three years preceding the date of such termination, permanent disability or death (as the case may be); (ii) a pro rata portion of any Annual Incentive Plan bonus compensation applicable to the calendar year in which termination, permanent disability or death occurs, payable after the end of the applicable performance period based on actual performance; (iii) any other unpaid salary and benefits accrued and earned by him up to an including the date of such termination, permanent disability or death; and (iv) in the case of termination without cause or for good reason, any restricted shares or restricted stock units previously issued to Mr. Jeffrey I. Friedman would continue to vest according to the terms of the grant as if Mr. Jeffrey I. Friedman's employment had not been terminated. Vesting upon death or disability is described below. Thus, had Mr. Jeffrey I. Friedman's employment with the Company been terminated on December 31, 2013, then:

- if such termination had been for "cause," he would have received $19,539 in accrued base salary and benefits;

- If such termination had been for "good reason," without "cause" or as a result of his permanent disability or death, he would have received $4,872,636 in base salary, bonus and benefits payments.

If, after the occurrence of a "change in control" (as defined in his agreement), Mr. Jeffrey I. Friedman's employment is terminated without "cause" by the Company or he resigns for "good reason," any equity or other employee benefit plan award that is outstanding at the time of such termination (whether subject to time-based vesting conditions or performance-based vesting conditions) would become vested in full immediately prior to such termination. In addition to these items, beginning on the day after the cessation of his employment with the Company (except in the case of termination for "cause," permanent disability or death) and until the date that Mr. Jeffrey I. Friedman would begin employment with another company, but not to exceed a period of five years, the Company would provide to Mr. Jeffrey I. Friedman at no cost to him, office space (at a location other than the executive offices of the Company), a full-time secretary and other customary office support functions.

If a named executive officer dies or becomes disabled (as defined in the Company's 2008 and 2011 Equity-Based Award Plans), any stock options and unvested restricted shares held by him would become immediately and automatically vested and exercisable. If Messrs. Jeffrey I. Friedman, Shannon, Fatica, Jason A. Friedman, or Irwin, had died or become permanently disabled on December 31, 2013, their restricted shares granted, in the amounts of 252,145; 117,068; 93,382; 54,031; and 49,256 would have vested at a value of $4,046,927; $1,878,941; $1,498,781; $867,198; and $790,559, respectively.

Moreover, all SERP account balances become fully vested in the event of a change in control (as defined therein). If a change in control had occurred on December 31, 2013, Messrs. Jeffrey I. Friedman, Shannon and Fatica would have become vested in amounts under the SERP equal to $1,840,966; $74,916; and $128,151, respectively.

Compensation Committee Interlocks and Insider Participation

Messrs. Sanfilippo, Schoff and Schwarz, all independent directors, comprised the Committee for 2013. There are no compensation committee interlocks.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains certain information regarding the beneficial ownership of the Company's common shares as of March 19, 2014 (unless otherwise noted), by: (a) the executive officers named in the Summary Compensation Table; (b) the Company's directors; (c) each other person (and such person's address) who is known by the Company to be the beneficial owner of more than 5% of the outstanding common shares (based on information filed with the SEC); and (d) the Company's executive officers and directors as a group. The persons named in the table, except as otherwise described in the notes below, have sole voting power and sole investment power with respect to all common shares set forth opposite their respective names.

Name and Address of Beneficial Owner (1)	Number of Common Shares Beneficially Owned	Number of Common Shares Subject to Options Currently Exercisable or Exercisable Within 60 Days	Number of Share Equivalent Units (2)	Total Number of Shares	Percent of Class (3)
Albert T. Adams	5,000	—	164,003	169,003	*
Lou Fatica(4)	223,764	—	—	223,764	*
Jeffrey I. Friedman(5)	517,435	333,334	266,440	1,117,209	1.5%
Jason A. Friedman(6)	80,529	10,000	—	90,529	*
Michael E. Gibbons(7)	3,677	—	70,272	73,949	*
Mark L. Milstein(8)	468,161	—	10,142	478,303	*
James J. Sanfilippo	900	—	10,011	10,911	*
James A. Schoff(4)	38,288	—	29,950	68,238	*
Richard T. Schwarz	95,005	—	—	95,005	*
John T. Shannon(4)	182,001	102,020	11,482	295,503	*
Scott D. Irwin	56,116	—	—	56,116	*
BlackRock, Inc.(9)	6,326,292	—	—	6,326,292	11.0%
The Vanguard Group, Inc.(10)	6,795,112	—	—	6,795,112	11.8%
Columbia Wanger Asset Management, LLC(11)	2,898,000	—	—	2,898,000	5.0%
All Executive Officers and Directors as a Group (11 persons)	1,670,876	445,354	562,300	2,678,530	3.6%

* Less than 1%.

(1) Addresses have been provided only for those shareholders having a 5% or greater beneficial ownership interest.

(2) Represents share units deferred under the Company's deferred compensation plans. The share units have the same economic value as common shares but have no voting power.

(3) Does not include share equivalent units because they have no voting power.

(4) Includes 2,914 common shares held in an IRA account for Mr. Fatica, 3,120 common shares held in an IRA account for Mr. Shannon and 20,000 held in an IRA account for Mr. Schoff.

(5) Includes 101,000 common shares held by Mr. Jeffrey I. Friedman's wife, 14,584 common shares held in an IRA account and 6,485 common shares held by a trust of which Mr. Jeffrey I. Friedman is trustee. Also includes 100,000 common shares pledged as security.

(6) Includes 5,044 common shares held by Mr. Jason A. Friedman's daughter.

(7) Represents common shares of which Mr. Gibbons and his wife share voting power and investment power jointly.

(8) Includes 400,200 common shares held by a trust of which Mr. Milstein is trustee.

(9) Based on information as of December 31, 2013, contained in a Schedule 13G/A filed with the SEC on January 9, 2014, BlackRock, Inc. has the sole power to vote 6,149,595 common shares and sole dispositive power with respect to 6,326,292 common shares. The principal business office address of BlackRock Inc. is 40 East 52nd Street, New York, New York 10022.

(10) Based on information as of December 31, 2013, contained in a Schedule 13G/A filed with the SEC on February 11, 2014, The Vanguard Group, Inc. has the sole power to vote 162,424 common shares, shared power to vote 37,600 common shares, sole dispositive power with respect to 6,658,988 common shares, and shared dispositive power with respect to 136,124 common shares. The principal business office address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(11) Based on information as of December 31, 2013, contained in a Schedule 13G/A filed with the SEC on February 6, 2014, Columbia Wanger Asset Management, LLC has the sole power to vote 2,731,000 common shares and sole dispositive power with respect to 2,898,000 common shares. The principal business office address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Albert T. Adams

Albert T. Adams, a director of the Company, is a partner of Baker & Hostetler LLP. Baker & Hostetler LLP has provided legal services to the Company. However, the Company has terminated its outside legal counsel relationship with Baker & Hostetler LLP effective as of the date of this proxy statement.

Hancock Real Estate Strategies

Hancock Real Estate Strategies (HRES), a full service investment real estate brokerage and advisory firm, provided real estate brokerage services to the Company during 2013. HRES is owned by Matthew E. Friedman, a son of our CEO, Jeffrey I. Friedman, and brother of Jason A. Friedman. In 2013 HRES represented the Company with respect to three property dispositions and the acquisition of a land parcel and the formation of a joint venture to develop an apartment community in Los Angeles. The aggregate value of these transactions was $130.9 million. As payment for these services, HRES received commissions totaling $1,105,136.

Review and Approval of Transactions with Related Persons

The Board of Directors of the Company reviews, and the independent directors must approve, all related party transactions, subject to certain de minimis thresholds established by the Board for transactions between the Company and a family member of an independent director. Proposed transactions between the Company and related persons (as defined in Regulation S-K Item 404 under the Securities Act of 1933) are submitted to the full Board of Directors for consideration. The relationship of the parties and the terms of the proposed transaction are reviewed and discussed by the Board of Directors, and the independent members of the Board of Directors may approve or disapprove the Company entering into the transaction. Related party transactions, whether or not those transactions must be disclosed under Federal securities laws, are approved by the independent members of the Board of Directors pursuant to the policy and reviewed annually with the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and beneficial owners of more than 10% of a registered class of the Company's equity securities to file with the SEC and NYSE initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company, and such persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2013, or with respect to such fiscal year, all Section 16(a) filing requirements applicable to its executive officers, directors and ten percent beneficial owners were met.

PROPOSAL TWO: APPROVAL OF THE ASSOCIATED ESTATES REALTY CORPORATION AMENDED AND RESTATED 2011 EQUITY-BASED AWARD PLAN

General

At the May 4, 2011 annual meeting of shareholders, the Company's shareholders approved the Equity Plan. Since the approval of the Equity Plan, the Company has been granting Awards thereunder to employees and non-employee directors consistent with the Company's long-term, equity-based compensation programs. As depicted in the following graph, the Company's use of the Equity Plan to increasingly align the interests of employees and directors with those of the Company's shareholders has similarly increased the percentage of the total pay package of our named executive officers that is performance-based (or "at risk"):



Equally important, as depicted in the following chart, the Equity Plan and the Company's "pay-for-performance" compensation practices have produced the desired results as management has consistently achieved the performance goals and objectives at or above their respective targets:



(1)   Based on at-risk compensation earned by named executive officers as a group.

(2)   Multi-year component of LTIP, which is earned based on a three-year performance period, was earned at less than 60% in 2009.

(3)   Multi-year component of LTIP earned in 2012 for the 2010-2012 three-year performance period.

The Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan (the "Restated Equity Plan") was adopted by the Company's Board of Directors on February 25, 2014, subject to approval by the Company's shareholders, to increase the number of Shares reserved and available under the Plan and the annual participant-owned limit. The description herein is a summary of the Restated Equity Plan, and is subject to and qualified by the complete text of the Restated Equity Plan, which is included as Appendix I.

Shareholder approval is being sought because the Board believes shareholders should have a voice in this important executive compensation matter. Moreover, shareholder approval is necessary in order that (i) the shares reserved for issuance under the Restated Equity Plan may be listed on the New York Stock Exchange ("NYSE") pursuant to the rules of the NYSE, and (ii) the Company may grant options that qualify as incentive stock options under the Internal Revenue Code.

The Restated Equity Plan provides for the grant to officers, other employees and directors of the Company, its subsidiaries and affiliates, of options to purchase common shares of the Company ("Stock Options"), rights to receive the appreciation in value of common shares ("Share Appreciation Rights"), awards of common shares subject to vesting and restrictions on transfer ("Restricted Shares"), awards of common shares issuable in the future upon satisfaction of certain conditions ("Deferred Shares") and other awards based on common shares ("Other Share-Based Awards"). Stock Options, Share Appreciation Rights, Restricted Shares, Deferred Shares and Other Share-Based Awards are collectively referred to as "Awards." The details of the Restated Equity Plan are consistent with the Equity Plan, approved by shareholders on May 4, 2011, except to increase the shares available for future Awards by 2,700,000 shares, and increase the individual annual Award limit of Stock Options and Share Appreciation Rights to 500,000.

Under the Equity Plan, only 481,952 common shares remained available for future Awards as of March 19, 2013. Based on current projections, unless the Restated Equity Plan (which would reserve an additional 2,700,000 authorized shares for future Awards) is approved by shareholders, the number of shares reserved for issuance under the Equity Plan would be depleted and the number of shares remaining would be insufficient to satisfy projected Awards after May 2015:

Reserved shares remaining under Equity Plan as of December 31, 2013	**638,418**
Less Awards granted between January 1, 2014 and March 19, 2014	(165,859)
Plus Awards forfeited between January 1, 2014 and March 19, 2014	9,393
Reserved shares remaining at March 19, 2014	**481,952**
Less Awards to be granted to non-employee directors in May 2014(1)	(26,209)
Less Shares reserved for discretionary Awards to non-executive employees in 2014	(50,000)
Less Awards to be granted to named executive officers in February 2015(1)(2)	(143,208)
Less Shares reserved for discretionary Awards to non-executive employees in 2015	(50,000)
Less Awards to be granted to other officers and employees in February 2015(1)(2)	(50,051)
Less Awards to be granted to non-employee directors in May 2015	(26,209)
Reserved shares remaining at May 6, 2015	**136,275**
Less Projected Awards to be granted after May 2015(2)(3)	(890,295)
Projected share deficit under Equity Plan	**(754,020)**

(1)   Assumes a stock price of $17.17 per share.

(2)   Assumes Awards are achieved at the maximum performance level.

(3)   Projects Awards to be granted to employees and non-employee directors after May 2015 but prior to June 2016 for multi-year LTIP, assumes 3.5% annual base salary increases.

Like the Equity Plan, the purpose of the Restated Equity Plan is to enable the Company to attract, retain and reward employees and directors of the Company and strengthen the mutuality of interests among the employees, directors and shareholders of the Company. Equity-based awards serve as a key component of the total compensation package provided to employees at many levels of management within the Company. The Company's philosophy is to provide opportunities for ownership deep into the management levels of the Company, and to have a portion of an employee's incentive potential payable in shares of the Company. This practice makes employees "think like owners," and closely aligns the interests of employees and directors with those of our shareholders. The opportunity to earn equity-based awards is performance driven. In 2013, all six non-employee directors and 40 employees received equity-based awards from the Company.

The Restated Equity Plan will be administered by the Executive Compensation Committee of the Company's Board of Directors (the "Committee"). The Committee has full power to interpret and administer the Restated Equity Plan and full authority, to the extent consistent with the terms of the plan documents, to select employee participants to whom Awards will be granted and to determine the type and amount of Awards to be granted to each participant, the terms and conditions of Awards granted and the terms and conditions of the agreements evidencing Awards to be entered into with participants. As to the selection and grant of Awards to employee participants who are not subject to Section 16 (b) of the Exchange Act of 1934, the Committee may delegate its responsibilities to members of the Company's management consistent with applicable law. The approval of the full Board of Directors, acting upon the recommendation of the Nominating and Corporate Governance Committee, is required for the grant of Awards to directors of the Company. The Restated Equity Plan prohibits the "reloading" of options or option re-pricing.

Subject to any shareholder approval requirement of the NYSE or applicable law, the Committee has the authority to adopt, alter and repeal such rules, guidelines and practices governing the Restated Equity Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Restated Equity Plan and any Award issued under the Restated Equity Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Restated Equity Plan.

Standard Evaluation Measures

We are aware of a number of evaluation measures utilized by proxy advisory firms and institutional investors when evaluating and determining how to vote on equity plan proposals, and we believe it will be helpful to all shareholders for us to address these measures with respect to the Restated Equity Plan.

Pay for Performance. This measure examines the extent to which the pay of executives is aligned with the performance of the Company. The Company delivered total shareholder returns for the three and five years ending December 31, 2013 in the top third among its asset-based peer group (as identified in the introduction to the "Summary Compensation Table"). Base salaries remained flat for 2012 and 2013, and the total compensation increase in 2012 and 2013 was primarily a result of incentive compensation paid to recognize the Company's superior performance. Accordingly, we believe the terms of the Restated Equity Plan coupled with the Company's established compensation practices are well within the standards of any "pay for performance" analysis.

Total Plan Cost. This measure evaluates an equity plan proposal on the basis of a cost component of overall executive compensation, that is to say "is the cost of the plan reasonable?" The cost of the plan is calculated using the fair market value of the total number of shares proposed for authorization. This cost is compared against the average equity compensation amounts prevailing among top performing companies in the same industry classification, taking into consideration the company's total issued and outstanding shares and the number of shares proposed to be available for equity-based compensation. This methodology is sometimes referred to as "shareholder value transfer." As of March 19, 2014, there were 505,020 stock options outstanding, none of which are eligible to receive dividend equivalents, with a weighted average exercise price of $11.44 and a weighted average remaining term of 3.4 years. The following table depicts Restricted Share and Deferred Restricted Share Unit ("DRSUs") activity from January 1, 2014, through March 19, 2014:

	Number of Restricted Shares	DRSUs(1)
Nonvested at beginning of period	735,184	34,797
Granted	149,241	16,618
Vested	155,162	—
Forfeited	1,199	8,194
Nonvested at end of period	728,064	43,221

(1) DRSUs represent Restricted Shares that have been deferred by the participant under the Deferred Comp Plan or the Directors' Deferred Comp Plan.

Based upon all information available to the Company, we believe the 2,700,000 additional shares proposed to be authorized under the Restated Equity Plan, in addition to the 481,952 remaining reserved shares to be "rolled forward" from the Equity Plan, are well within generally accepted standards as measured by a plan cost or shareholder value transfer analysis.

Burn Rate. This measure is designed to calculate an issuer's annualized number of share awards as a percentage of the issuer's total number of issued and outstanding shares. The burn rate analysis is often applied on a retroactive, rather than prospective, basis. Total share awards for each year are measured against the weighted average total outstanding shares for such year. Restricted Shares, called "full value awards," are assigned a multiple based upon a measure of stock price volatility, while Stock Options are counted as a single unit. Restricted Shares issued under the Equity Plan are likely to be ascribed a 2.5 multiple (meaning that each Restricted Share will be deemed equivalent to 2.5 Stock Options when calculating the burn rate of the Restated Equity Plan). The Company's self-evaluation of the Amended Equity Plan burn rate assumes that all Awards to be granted under the Equity Plan will take the form of Restricted Shares having a "full value award" multiple of 2.5. The Company's financial statement footnotes contain disclosure of Award activity for years 2011 through 2013. The following table reflects Award activity for those years:

Year	Stock Options	Restricted Shares	Total Shares with 2.5 Multiple Applied	Weighted Average Number of Common Shares Outstanding
2011	—	143,810	359,525	41,657,000
2012(1)	125,000	435,605	1,214,013	46,063,000
2013(2)	—	345,429	863,573	51,622,000

(1) Includes 239,663 Restricted Shares constituting the 2010 multi-year component of the LTIP that were earned in 2012 based on actual achievement of performance targets. The measurement period for the performance targets was January 1, 2010 through December 31, 2012.

(2) Excludes 438,612 Restricted Shares constituting the 2013 multi-year component of the LTIP (which are not included in the burn rate calculation until they are earned upon actual achievement of performance targets). The measurement period for the performance targets will continue through the fiscal year ending December 31, 2015, and 438,612 Restricted Shares represent the maximum number that may be earned.

The Company had 57,476,192 outstanding shares at December 31, 2013. However, the standard burn rate methodology uses weighted average shares outstanding, which for the Company was only 51,622,000 shares for 2013, a difference of 5,854,192 shares. Awards are valued at fair market value at date of grant. Equity compensation awards are regularly granted in the first quarter of each calendar year once financial results for the most recent year are finalized. A commonly used maximum burn rate measure for real estate companies is 2.86%. Based on the foregoing data, the Company's self-evaluation indicates the average burn rate for equity compensation activity over a three-year period under the Restated Equity Plan would be 1.71%, which is substantially below the industry average burn rate for real estate companies.

Performance Criteria

For Awards that are performance-based, the Committee will have the discretion to establish performance goals that must be achieved for vesting of the applicable shares. Consistent with the Committee's past practices, such performance goals may be based on one or more of the following criteria: property NOI, leverage ratios, FFO, revenue, physical occupancy, operating margins, relative performance to the peer group, adherence to strategic objectives and budgets, or such other criteria as the Committee may from time to time establish in its discretion. Performance goals may reflect the performance of the Company, a subsidiary, or an individual property, or any combination of subsidiaries and properties. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure selected by the Committee.

Terms of Stock Options

The Committee may grant Stock Options that (i) qualify as incentive stock options under Section 422 of the Code ("ISOs"), (ii) do not qualify as incentive stock options ("NQSOs") or (iii) both. To qualify as an ISO, an option must meet certain requirements set forth in the Code. Options will be evidenced by the execution of a Stock Option Agreement in the form approved by the Committee.

The option price per common share under a Stock Option will be determined by the Committee at the time of grants and will be not less than 100% of the fair market value of the common shares at the date of grant, or with respect to ISOs, 110% of the fair market value of the common shares at the date of grant in the case of a participant who, at the date of grant, owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company. Once granted, the option price may not be amended, or "re-priced."

The term of each Stock Option will be determined by the Committee and may not exceed ten years from the date the option is granted or, with respect to ISOs, five years in the case of a participant who, at the date of grant, owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company.

Subject to Section 409A of the Code, the Committee will determine the time or times at which, and the conditions under which, each Stock Option may be exercised. Generally, options will not be exercisable prior to six months following the date of grant. No Stock Options are transferable by the participant other than (i) by will or by the laws of descent and distribution; or (ii) pursuant to a qualified domestic order (only in the case of NQSOs). In addition, if permitted by the applicable Stock Option Agreement, a participant may transfer Stock Options, other than ISOs, during the participant's lifetime (i) to one or more members of the participant's family, (ii) to one or more trusts for the benefit of one or more members of the participant's family, (iii) to a partnership or partnerships of members of the participant's family, or (iv) to charitable organizations.

If a participant's employment by the Company terminates by reason of disability or death, a Stock Option becomes immediately and automatically vested and exercisable and may be exercised for a period of two years from the time of death or termination due to disability (one year in the case of ISOs).

Unless otherwise determined by the Committee at or after the time of grant, if a participant's employment by the Company terminates for cause, any unvested Stock Options will be forfeited and terminated immediately, and any vested Stock Options may be exercised for a period of 30 days from the time of termination of employment for cause.

Unless otherwise determined by the Committee at or after the time of grant, if a participant's employment with the Company terminates for any reason other than death, disability or for cause, all Stock Options shall terminate three months after the date employment terminates.

Terms of Share Appreciation Rights

The Committee shall determine the employee participants to whom and the time or times at which grants of Share Appreciation Rights ("SARs") will be made and the other terms and conditions thereof. Any SAR granted under the Restated Equity Plan shall be in such form as the Committee may from time to time approve. In the case of a NQSO, a SAR may be granted either at or after the time of the grant of the related NQSO. In the case of an ISO, a SAR may be granted in connection with the ISO at the time the ISO is granted and exercised at such times and under such conditions as may be specified by the Committee in the participant's Stock Option Agreement.

SARs generally entitle the holder to receive an amount in cash or common shares (as determined by the Committee) equal in value to the excess of the fair market value of a common share on the date of exercise of the SAR over the per share exercise price of the related Stock Option. The Committee may limit the amount that the participant will be entitled to receive upon exercise of any SAR.

Upon exercise of a SAR and surrender of the related portion of the underlying Stock Option, the related Stock Option is deemed to have been exercised. SARs will be exercisable only to the extent that the Stock Options to which they relate are exercisable; provided that a SAR granted to a participant who is subject to Section 16(b) of the Exchange Act of 1934 will not be exercisable at any time prior to six months and one day from the date of grant.

Limitation on Stock Options and Share Appreciation Rights

Under the Restated Equity Plan, no participant may receive Stock Options or Share Appreciation Rights with respect to more than 500,000 common shares during any calendar year (the "Individual Limit"), subject to adjustment as described below. In connection with the commencement of employment, a participant may be granted Stock Options or Share Appreciation Rights with respect to no more than 100,000 common shares, which will not count against the Individual Limit. As of March 19, 2014, the Company had an aggregate of 505,020 options outstanding under the Company's equity-based award plans with a weighted average exercise price of $11.44 per option and a weighted average term to expiration of 3.4 years.

Terms of Awards of Restricted Shares

The Committee may grant Restricted Shares and determine when and to which employees such grants will be made, the number of shares to be awarded, the date or dates upon which Restricted Shares will vest, the time or times within which such Awards may be subject to forfeiture, and all other terms and conditions of such Awards. The Committee may condition employee Restricted Share Awards on the attainment of performance goals or such other factors as the Committee may determine. The Nominating and Corporate Governance Committee will review and recommend the terms and conditions of Restricted Share grants to non-employee directors for approval by the full Board of Directors.

Subject to the provisions of the Restated Equity Plan and the applicable Restricted Share Award Agreement, during a period set by the Committee (or full Board for non-employee director participants), commencing with the date of the Award (the "Restriction Period"), the participant will not be permitted to sell, transfer, pledge, assign or otherwise encumber such Restricted Shares, except (i) by will or by the laws of descent and distribution, or (ii) pursuant to a qualified domestic order. If permitted by the applicable Restricted Share Award Agreement, following the end of the Restriction Period applicable to the specific Restricted Shares, a participant may transfer Restricted Shares during the participant's lifetime (i) to one or more members of the participant's family, (ii) to one or more trusts for the benefit of one or more members of the participant's family, (iii) to a partnership or partnerships of members of the participant's family, or (iv) to charitable organizations. The Committee may permit such restrictions to lapse in installments within the Restriction Period or may accelerate or waive such restrictions in whole or in part, based on service, performance or such other factors and criteria as the Committee may determine. Prior to the lapse of the restrictions on the Restricted Shares, the participant will have all rights of a shareholder with respect to the shares, including voting and dividend rights (except that the Committee may permit or require the payment of cash dividends to be deferred and reinvested in additional Restricted Shares or otherwise reinvested), subject to the conditions and restrictions on transferability of such Restricted Shares or such other restrictions as are enumerated specifically in the participant's Restricted Share Award Agreement. The Committee or Board of Directors will determine at the time of grant whether share dividends issued with respect to Restricted Shares will be paid in cash, deferred or reinvested as additional Restricted Shares that are subject to the same restrictions and other terms and conditions that apply to the Restricted Shares with respect to which such dividends are issued.

Unless otherwise determined by the Committee at or after the time of grant, if a participant's employment by the Company terminates by reason of death or disability, any Restricted Shares held by such participant shall become immediately and automatically vested in full and any restrictions shall lapse.

Unless otherwise determined by the Committee at or after the time of grant, in the event that employment of a participant who holds Restricted Shares is terminated for any reason other than death or disability, the participant will forfeit such Restricted Shares that are unvested or subject to restrictions in accordance with the applicable provisions of the Restricted Share Award Agreement and in accordance with the terms and conditions established by the Committee.

Terms of Awards of Deferred Shares

The Committee may grant Awards of Deferred Shares under the Restated Equity Plan, which will be evidenced by a Deferred Share Award Agreement between the Company and the participant. The Committee determines when and to which employee Deferred Shares will be awarded, the number of Deferred Shares to be awarded, and the duration of the period during which, and the conditions under which, receipt of shares will be deferred. The Committee may condition an Award of Deferred Shares on the attainment of specified performance goals or such other factors as the Committee may determine.

Deferred Shares Awards generally may not be sold, assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) pursuant to a qualified domestic order. If permitted by the applicable Deferred Share Award Agreement, a participant may transfer Deferred Shares during the participant's lifetime (i) to one or more members of the participant's family, (ii) to one or more trusts for the benefit of one or more members of the participant's family, (iii) to a partnership or partnerships of members of the participant's family, or (iv) to charitable organizations. At the expiration of the deferral period, share certificates shall be delivered to the participant in a number equal to the shares covered by the Deferred Share Award Agreement. Amounts equal to any dividends declared during the deferral period with respect to the number of shares covered by the Deferred Share Award Agreement will be paid to the participant currently, or deferred and deemed to be reinvested in additional Deferred Shares, or otherwise reinvested, all as determined by the Committee.

Unless otherwise determined by the Committee at or after the time of grant, if a participant's employment by the Company terminates by reason of death or disability, any Deferred Shares held by such participant will become immediately and automatically vested and any restriction shall lapse permitting the participant or the participant's representative to exercise the Award any time until the expiration of the Restated Equity Plan.

Unless otherwise determined by the Committee at or after the time of grant, if a participant's employment by the Company is terminated for any reason other than death or disability, the Deferred Shares which are unvested or subject to restriction will thereupon be forfeited. Any restrictions under the Deferred Share Award Agreement may be accelerated or waived by the Committee at any time.

Terms of Other Share-Based Awards

The Committee may grant other Awards of common shares and other Awards, including dividend equivalent rights that are valued in whole or in part by reference to, or are otherwise based on, common shares. Other Share-Based Awards may be granted either alone, in addition to or in tandem with other Awards granted under the Restated Equity Plan or cash awards made outside the Restated Equity Plan.

Generally, common shares awarded pursuant to Other Share-Based Awards may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the common shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period or requirement is satisfied or lapses. In addition, the recipient of such an Award will usually be entitled to receive, currently or on a deferred basis, interest or dividends or interest or dividend equivalents with respect to the number of shares covered by the Award, as determined at the time of the Award by the Committee, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional common shares or otherwise reinvested. Common shares covered by any such Award shall vest or be forfeited to the extent so provided in the Award agreement, as determined by the Committee. In the event of the participant's disability or death, Other Share-Based Awards will become immediately and automatically vested and any restriction shall lapse, permitting the participant or the participant's representative to exercise the award at any time until the expiration of the Restated Equity Plan.

Each Other Share-Based Award shall be confirmed by, and subject to the terms of, an agreement or other instrument between the Company and the participant. Common shares (including securities convertible into common shares) issued on a bonus basis as Other Share-Based Awards shall be issued for no cash consideration. Common shares (including securities convertible into common shares) purchased pursuant to Other Share-Based Awards shall bear a price at least equal to the fair market value of the common shares on the date of grant.

Right to Clawback

If any participant engaged in fraud or other misconduct resulting in a restatement of the financial or operating results used to determine the vesting of a performance-based Award, the Company will have the right to recoup from such participant, and the participant will transfer or pay to the Company promptly upon demand, in the Company's discretion, either (1) the number of common shares that vested (or that were subject to Stock Options that vested and were exercised), were distributed or were deferred (as applicable) upon or after such vesting based on the incorrect operating or financial results, (2) the dollar equivalent of such number of common shares as of the date of such vesting, or (3) the value paid to or earned by the participant at the time of vesting or upon the exercise of rights under any such vested Award. We also will have the right to terminate and cancel any and all Awards previously made to such participant at any time under the Restated Equity Plan that are then unvested or, if applicable, that have vested but have not then been exercised, and to recover from such participant the Company's costs and expenses incurred in connection with recovering such shares or funds from participant and enforcing these rights, including reasonable attorneys' fees and court costs. There will be no time limit on our right to recover these amounts, except as otherwise provided by applicable law. These rights are in addition to any other rights or remedies that we may have under the Restated Equity Plan or any applicable law or regulation.

Change in Control

In the event of a change in control (as defined in the Restated Equity Plan), Awards granted under the Restated Equity Plan will be assumed or an equivalent award will be substituted by a successor in such change in control. If such Awards are assumed or substituted and the participant is terminated without cause or resigns for good reason within 24 months following the change in control, then the Awards will become fully vested. If the Awards are not assumed or substituted by the successor in connection with the change in control, they may, in the discretion of the Committee, become fully vested and exercisable immediately prior to the consummation of a change in control.

Adjustments for Stock Dividends, Mergers, Etc.

In the event of any merger, reorganization, consolidation, recapitalization, stock split, stock dividend or other change in corporate structure affecting the common shares, the Committee shall make such substitution or adjustment in the aggregate number of shares reserved for issuance under the Restated Equity Plan, in the Individual Limit, in the number and option price of shares subject to outstanding Stock Options, and in the number of shares subject to other outstanding Awards under the Restated Equity Plan as it determines to be appropriate, provided that the number of common shares subject to any Award shall always be a whole number. Any fractional shares will be eliminated.

Termination and Amendment of the Restated Equity Plan

Awards may be granted under the Restated Equity Plan at any time until and including February 23, 2021, on which date the Restated Equity Plan will expire except as to Awards then outstanding. Awards outstanding at that time will remain in effect until they have been exercised, have expired or have been forfeited.

The Board of Directors may at any time amend, alter or discontinue the Restated Equity Plan, but no such amendment, alteration or discontinuation will be made that (i) impairs the rights of a participant under an Award theretofore granted without the participant's consent or (ii) requires shareholder approval under any applicable law or regulation (including any applicable regulation of an exchange on which the common shares are traded), unless such shareholder approval is received. The Company will submit to its shareholders, for their approval, any material revisions to the Restated Equity Plan so long as such approval is required by law or regulations (including any applicable regulation of an exchange on which the common shares are traded).

Federal Tax Consequences

With respect to ISOs, in general, for federal income tax purposes under present law:

(i)   Neither the grant nor the exercise of an ISO, by itself, results in income to the participant; however, the excess of the fair market value of the common shares at the time of exercise over the option price is includable in alternative minimum taxable income (unless there is a disposition of the common shares acquired upon exercise of the Stock Option in the taxable year of exercise) which may, under certain circumstances, result in an alternative minimum tax liability to the participant.

(ii)   If the common shares acquired upon exercise of an ISO are disposed of in a taxable transaction after the later of two years from the date on which the ISO is granted or one year from the date on which such common shares are transferred to the participant, long-term capital gain or loss will be realized by the participant in an amount equal to the difference between the amount realized by the participant and the participant's basis which, except as provided in (v) below, is the exercise price.

(iii)   Except as provided in (v) below, if the common shares acquired upon the exercise of an ISO are disposed of within the two-year period from the date of grant or the one-year period after the transfer of the common shares to the participant (a "disqualifying disposition"):

   (a)   Ordinary income will be realized by the participant at the time of such disposition in the amount of the excess, if any, of the fair market value of the common shares at the time of such exercise over the option price, but not in an amount exceeding the excess, if any, of the amount realized by the participant over the option price.

(b) Short-term or long-term capital gain will be realized by the participant at the time of any such taxable disposition in an amount equal to the excess, if any, of the amount realized over the fair market value of the common shares at the time of such exercise.

(c) Short-term or long-term capital loss will be realized by the participant at the time of any such taxable disposition in an amount equal to the excess, if any, of the option price over the amount realized.

(iv) No deduction will be allowed to the Company with respect to ISOs granted or common shares transferred upon exercise thereof, except that if a disposition is made by the participant within the two-year period or the one-year period referred to above, the Company will be entitled to a deduction in the taxable year in which the disposition occurred in an amount equal to the ordinary income realized by the participant making the disposition.

(v) With respect to the exercise of an ISO and the payment of the option price by the delivery of common shares, to the extent that the number of common shares received does not exceed the number of common shares surrendered, no taxable income will be realized by the participant at that time, the tax basis of the common shares received will be the same as the tax basis of the common shares surrendered, and the holding period (except for purposes of the one-year period referred to in (iii) above) of the participant in common shares received will include his holding period in the common shares surrendered. To the extent that the number of common shares received exceeds the number of common shares surrendered, no taxable income will be realized by the participant at that time; such excess common shares will be considered ISO stock with a zero basis; and the holding period of the participant in such common shares will begin on the date such common shares are transferred to the participant. If the common shares surrendered were acquired as the result of the exercise of an ISO and the surrender takes place within two years from the date the ISO relating to the surrendered common shares was granted or within one year from the date of such exercise, the surrender will result in a disqualifying disposition and the participant will realize ordinary income at that time in the amount of the excess, if any, of the fair market value at the time of exercise of the common shares surrendered over the basis of such common shares. If any of the common shares received are disposed of in a disqualifying disposition, the participant will be treated as first disposing of the common shares with a zero basis.

With respect to NQSOs, in general, for federal income tax purposes under present law:

(i) The grant of a NQSO by itself does not result in income to the participant.

(ii) Except as provided in (v) below, the exercise of a NQSO (in whole or in part, according to its terms) results in ordinary income to the participant at that time in an amount equal to the excess (if any) of the fair market value of the common shares on the date of exercise over the option price.

(iii) Except as provided in (v) below, the tax basis of the common shares acquired upon exercise of a NQSO, which is used to determine the amount of any capital gain or loss on a future taxable disposition of such shares, is the fair market value of the common shares on the date of exercise.

(iv) No deduction is allowable to the Company upon the grant of a NQSO but, upon the exercise of a NQSO, a deduction is allowable to the Company at that time in an amount equal to the amount of ordinary income realized by the participant exercising such NQSO if the Company properly reports the amount includible in income to the participant and the federal government on Form W-2 or Form 1099-MISC, whichever is applicable.

(v) With respect to the exercise of a NQSO and the payment of the option price by the delivery of common shares, to the extent that the number of common shares received does not exceed the number of common shares surrendered, no taxable income will be realized by the participant at that time, the tax basis of the common shares received will be the same as the tax basis of the common shares surrendered, and the holding period of the participant in the common shares received will include his holding period in the common shares surrendered. To the extent that the number of common shares received exceeds the number of common shares surrendered, ordinary income will be realized by the participant at that time in the amount of the fair market value of such excess common shares; the tax basis of such excess common shares will be equal to the fair market value of such common shares at the time of exercise; and the holding period of the participant in such common shares will begin on the date such common shares are transferred to the participant.

The Company is not entitled to deduct annual remuneration in excess of a $1 million deduction limit imposed by Section 162(m) of the Internal Revenue Code paid to certain of its employees unless such remuneration satisfies an exception to the deduction limit, including an exception for performance-based compensation. Thus, unless Stock Options granted under the Restated Equity Plan satisfy an exception to the deduction limit, the Company's deduction with respect to NQSOs and ISOs with respect to which the holding periods set forth above are not satisfied will be subject to the deduction limit.

Under Treasury Regulations, compensation attributable to a stock option is deemed to be performance-based compensation or to satisfy the performance-based compensation test if:

> "The grant is made by the compensation committee; the plan under which the option ... is granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee; and, under the terms of the option ... the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of grant ..."

If Proposal Two is approved by the shareholders and the Committee makes the grants, the Company's deduction with respect to options granted under the Restated Equity Plan would not be subject to the deduction limit.

The federal income tax information presented herein is only a general summary of the applicable provisions of the Internal Revenue Code and regulations promulgated thereunder as in effect on the date of this proxy statement. The actual federal, state, local and foreign tax consequences to the participant may vary depending upon his particular circumstance.

Vote Required for Approval

Under NYSE regulations and the Internal Revenue Code, the affirmative vote of a majority of the votes cast is required to adopt this proposal. Abstentions and broker non-votes will not be treated as voting on the proposal and, therefore, will not count for or against this proposal. Nevertheless, votes cast on the proposal must constitute at least a majority of the Company's shares outstanding and entitled to vote at the meeting so in the event abstentions and broker non-votes total a majority of the shares, the proposal will fail even if otherwise approved by a majority of votes cast.

The Board of Directors recommends that shareholders vote FOR the proposal to approve the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan.

PROPOSAL THREE: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP served as the independent registered public accounting firm to the Company in 2013 and is expected to be retained by the Company's Audit Committee to do so in 2014. Under the Audit Committee charter, the Audit Committee is responsible for the appointment and oversight of, and the approval of the compensation arrangements with, the Company's independent registered public accounting firm. The Board of Directors has directed that management submit the appointment of the Company's independent registered public accounting firm for ratification by shareholders at the annual meeting of shareholders.

Although the NYSE listing standards require that the Audit Committee be directly responsible for selecting and retaining the independent registered public accounting firm, we are providing you with the means to express your view on the matter. Shareholder ratification of the appointment of the Company's independent registered public accounting firm is not required by Ohio law, the Company's Code of Regulations or otherwise. Although this vote is not binding, if shareholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will consider the shareholder vote in determining whether or not to retain the firm. The Audit Committee may retain PricewaterhouseCoopers LLP, notwithstanding the fact that shareholders did not ratify the appointment, or select another nationally recognized accounting firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee reserves the right, in its discretion, to select and appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its shareholders.

A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting of shareholders and will have an opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions from shareholders.

Fees Paid to PricewaterhouseCoopers LLP

Audit Fees. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the audits of the Company's annual financial statements for the years ended December 31, 2013 and 2012 and the related reviews of the financial statements included in the Company's Form 10-Qs filed with the SEC during 2013 and 2012 were $690,000 and $633,000, respectively. The fees for 2013 and 2012 include the audit of the Company's internal control over financial reporting as required by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 5, *An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements.*

Audit-Related Fees. The aggregate fees billed for assurance and related services rendered by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audits or reviews of the Company's financial statements and are not reported under "Audit Fees" above for the years ended December 31, 2013 and 2012 were $146,259 and $187,419, respectively. Audit-related fees in 2013 and 2012were for procedures related to other SEC filings, inclusive of SEC required audits of properties acquired in 2013 and 2012.

Tax Fees. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning for the years ended December 31, 2013 and 2012 were $144,395 and $113,134, respectively, of which $52,900 and $50,634, respectively, were related to tax compliance services.

All Other Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for other products and services for the years ended December 31, 2013 and 2012 were $81,515 and $41,200, respectively. Other fees in 2013 consisted of $79,571 related to consulting services and $1,944 related to software licensing for accounting and professional standards. Other fees in 2012 consisted of $39,260 related to consulting services and $1,940 related to software licensing for accounting and professional standards.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves, on an individual basis, all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services.

Auditor Independence

The Audit Committee believes that the non-audit services provided by PricewaterhouseCoopers LLP are compatible with maintaining the accountant's independence. The Audit Committee reviews formal communication of auditor independence as required by PCAOB Rule 3526.

The Board of Directors recommends that shareholders vote FOR the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accountant for the Company's fiscal year ending December 31, 2014.

PROPOSAL FOUR: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") provides shareholders an opportunity to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement. Previously, our shareholders indicated their preference that the Company conduct such an advisory vote on an annual basis.

As described in detail under the heading "Executive Compensation Discussion & Analysis" and in the compensation tables and narrative disclosures that accompany the compensation tables, the Company's compensation program for the named executive officers is designed to attract, motivate and retain talented executives who will provide leadership for the Company's success. Under this program, the named executive officers are rewarded for individual and collective contributions to the Company consistent with a "pay for performance" orientation. Furthermore, the executive officer compensation program is aligned with the nature and dynamics of the Company's business, which focuses management on achieving the Company's annual and long-term business strategies and objectives. The Compensation Committee regularly reviews the executive compensation program to ensure that it achieves the desired goals of emphasizing long-term value creation and aligning the interests of management and shareholders through the use of equity-based awards.

The Company is asking the shareholders to indicate their support for the Company's named executive officer compensation as described in this proxy statement. Accordingly, the Company asks the shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2014 Annual Meeting of Shareholders."

As an advisory vote, this proposal is not binding upon the Company. However, the Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

The Board of Directors recommends that shareholders vote FOR the proposal to approve the compensation of the Company's named executive officers.

SHAREHOLDER PROPOSALS FOR 2015 ANNUAL MEETING OF SHAREHOLDERS

If a shareholder desires to have a proposal included in the Company's proxy statement and form of proxy for the 2015 annual meeting of shareholders, the proposal must conform to the applicable proxy rules of the Securities and Exchange Commission concerning the submission and content of proposals, and must be received by the Company prior to the close of business on November 28, 2014. In addition, if a shareholder intends to present a proposal at the Company's 2015 annual meeting of shareholders without the inclusion of the proposal in the Company's proxy materials and written notice of the proposal is not received by the Company on or before February 11, 2015, proxies solicited by the Board of Directors for the 2015 annual meeting of shareholders will confer discretionary authority to vote on the proposal if presented at the meeting. Shareholders should submit proposals to the executive offices of the Company, 1 AEC Parkway, Richmond Heights, Ohio 44143, Attention: Secretary. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

HOUSEHOLDING

The Securities and Exchange Commission permits a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. In accordance with a notice sent during 2002 to certain beneficial shareholders who share a single address, only one copy of this proxy statement and the attached annual report will be sent to that address, unless any shareholder residing at that address gave contrary instructions.

If any beneficial shareholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the attached annual report, a copy can be obtained by calling toll-free 1-800-440-2372, or by writing to Associated Estates Realty Corporation, Investor Relations, 1 AEC Parkway, Richmond Heights, Ohio 44143. In addition, if any such shareholder wishes to receive a separate proxy statement and annual report in the future, the shareholder should provide such instructions by calling toll-free 1-800-440-2372, or by writing to Associated Estates Realty Corporation, Investor Relations, 1 AEC Parkway, Richmond Heights, Ohio 44143.

Also, shareholders that share an address and receive multiple copies of annual reports or proxy statements can request that only one copy be sent to that address in the future by providing instructions by calling toll-free 1-800-440-2372, or by writing to Associated Estates Realty Corporation, Investor Relations, 1 AEC Parkway, Richmond Heights, Ohio 44143.

OTHER MATTERS

Shareholders and other interested parties may send written communications to the Board of Directors, an individual director, the lead director or the non-employee directors as a group by mailing them to the Board of Directors, individual director, lead director or group of non-employee directors (as applicable), c/o Secretary, Associated Estates Realty Corporation, 1 AEC Parkway, Richmond Heights, Ohio 44143. All communications will be forwarded to the Board of Directors, individual director, lead director or group of non-employee directors, as applicable, although the Secretary will not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Management does not know of any other matters that will be presented for action at the meeting other than the items referred to in this proxy statement. If any other matters properly come before the meeting, the persons named in the proxy will vote on those matters in accordance with their judgment. For each other item that properly comes before the meeting, the vote required will be determined by applicable law, NYSE requirements and the Company's governing documents.

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Associated Estates Realty Corporation

2011 EQUITY-BASED AWARD PLAN

(as amended and restated February 25, 2014)

Purpose; Definitions.

The purpose of the Associated Estates Realty Corporation 2011 Equity-Based Award Plan (the "Plan") is to enable Associated Estates Realty Corporation and its Subsidiaries to attract, retain and reward employees and directors of the Company, its Subsidiaries and Affiliates designated by the Company's Board of Directors or the Executive Compensation Committee of the Board and to strengthen the mutuality of interests between those employees and directors and the Company's shareholders by offering the employees and directors equity or equity-based incentives thereby increasing their ownership interest in the Company and enhancing their personal interest in the Company's success.

For purposes of the Plan, the following terms are defined as follows:

"*409A Award*" means an Award that provides for a deferral of compensation from the date of grant, as determined under Code Section 409A and the regulations promulgated thereunder.

"*409A Change in Control*" has the meaning set forth in Section 11(E).

"*Affiliate*" means any entity (other than the Company and any Subsidiary) that is designated by the Board as a participating employer under the Plan.

"*Award*" means any award of Stock Options, Share Appreciation Rights, Restricted Shares, Deferred Shares or Other Share-Based Awards under the Plan.

"*Award Agreement*" means an agreement between the Company and a participant evidencing an Award.

"*Board*" means the Board of Directors of the Company.

"*Cause*" means, unless otherwise provided by the Committee, (i) "Cause" as defined in any Individual Agreement to which the participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) conviction of the participant for committing a felony under federal law or in the law of the state in which such action occurred, (B) dishonesty in the course of fulfilling the participant's employment duties, (C) willful and deliberate failure on the part of the participant to perform the participant's employment duties in any material respect, or (D) prior to a Change in Control, such other events as shall be determined by the Committee. The Committee shall, unless otherwise provided in an Individual Agreement with the participant, have the sole discretion to determine whether "Cause" exists, and its determination shall be final.

"*Change in Control*" has the meaning set forth in Section 11(D).

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

"*Committee*" means the Executive Compensation Committee of the Board of the Company or any other committee or subcommittee authorized by the Board to administer the Plan.

"*Company*" means Associated Estates Realty Corporation, an Ohio corporation, or any successor corporation.

"*Deferral Period*" has the meaning set forth in Section 8(A).

"*Deferred Shares*" means an Award of the right to receive Shares at the end of a specified deferral period granted pursuant to Section 8.

"*Disability*" means (i) permanent "Disability" as defined in any Individual Agreement to which the participant is a party, or (ii) if there is no such Individual agreement or if it does not define permanent Disability, a permanent and total disability as defined in Section 22(e)(3) of the Code. The Committee shall, unless otherwise provided in an Individual Agreement with the participant, have the sole discretion to determine whether "Disability" exists, and its determination will be final.

"*Dividend Equivalent*" means a right, granted to a participant under Section 9 hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

"*Elective Deferral Period*" has the meaning set forth in Section 8(B)(9).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Fair Market Value*" means, as of a given date (in order of applicability): (i) the closing price of a Common Share on the principal exchange on which the Common Shares are then trading, if any, on such date, or if Common Shares were not traded on such date, then on the next succeeding trading day during which a sale occurs; or (ii) if Common Shares are not then traded on an exchange, the mean between the closing representative bid and asked prices for Common Shares on such date as reported by a national quotation system; or (iii) if Common Shares are not traded on an exchange and not quoted on a national quotation system, the mean between the closing bid and asked prices for Common Shares, on such date, as determined in good faith by the Committee; or (iv) if Common Shares are not publicly traded, the fair market value established by the Committee acting in good faith and in accordance with the applicable requirements of Code Section 409A and the regulations promulgated thereunder.

"*Good Reason*" means an employee's resignation within two years of a Change in Control or 409A Change in Control, caused by and within ninety (90) days of the following: (a) without the express written consent of employee, duties are assigned to employee that are materially inconsistent with the employee's position, duties and status with the Company at the time of the Change in Control or 409A Change in Control; (b) any action by the Company or its successor that results in a material diminution in the position, duties or status of employee with the Company at the time of the Change in Control or 409A Change in Control; (c) any transfer or proposed transfer of employee for any extended period to a location outside his principal place of employment at the time of the Change in Control or 409A Change in Control without his consent, except for a transfer or proposed transfer for strategic reallocations of personnel reporting to employee; (d) the base annual salary of employee, as the same may hereafter be increased from time to time, is reduced; or (e) without limiting the generality of the foregoing, the Company or its successor fails to comply with any of its material obligations under an Individual Agreement with the employee, if applicable, or this Plan.

"*Incentive Stock Option*" means any Stock Option intended to be and designated as, and that otherwise qualifies as, an "Incentive Stock Option" within the meaning of Section 422 of the Code or any successor section thereto.

"*Individual Agreement*" means an employment or similar agreement between a participant and the Company or one of its Subsidiaries or Affiliates.

"*Minimum Deferral Period*" has the meaning set forth in Section 8(B)(1).

"*Minimum Holding Period*" has the meaning set forth in Section 9(B)(1).

"*Minimum Restriction Period*" has the meaning set forth in Section 7(B)(3).

"*Non-Employee Director*" has the meaning set forth under Rule 16b-3 under the Exchange Act.

"*Non-Qualified Stock Option*" means any Stock Option that is not an Incentive Stock Option.

"*Option Agreement*" has the meaning set forth in Section 5(B).

"*Other Share-Based Awards*" means an Award granted pursuant to Section 9 that is valued, in whole or in part, by reference to, or is otherwise based on, Shares.

"*Outside Director*" has the meaning set forth in Section 162(m) of the Code and the regulations promulgated thereunder.

"*Performance Goals*" means the performance goals selected by the Committee with respect to any Award, which may be based on objective criteria relating to one or more of the following measures: net operating income, leverage ratios, funds from operations, revenue, physical occupancy, operating margins, relative performance to the peer group, adherence to strategic objectives, budgets, or such other criteria as the Committee may from time to time establish in its sole discretion. Performance Goals may be measured on a Company-wide, subsidiary or business unit basis, or any combination thereof. Performance Goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

"*Plan*" means the Associated Estates Realty Corporation 2011 Equity-Based Award Plan, as amended from time to time.

"*Restricted Shares*" means an Award of Shares that is granted pursuant to Section 7 and is subject to restrictions.

"*Restriction Period*" has the meaning set forth in Section 7(B)(3).

"*Section 16 Participant*" means a participant under the Plan who is subject to Section 16 of the Exchange Act.

"*Separation from Service*" has the meaning set forth in Section 10(B)(1)(C).

"*Share Appreciation Right*" means an Award of a right to receive an amount from the Company that is granted pursuant to Section 6.

"*Shares*" means the Common Shares, without par value, of the Company.

"*Specified Employee*" has the meaning set forth in Section 10(B)(1)(D).

"*Stock Option*" or "*Option*" means any option to purchase Shares (including Restricted Shares and Deferred Shares, if the Committee so determines) that is granted pursuant to Section 5.

"*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in that chain.

Administration.

The Plan shall be administered by the Committee. The Committee shall consist of not less than three directors of the Company. It is intended that all members of the Committee shall be independent directors, Outside Directors and Non-Employee Directors; provided, however, that the formation and establishment of the Committee and all actions taken by the Committee (or by any subcommittee or any Committee member) shall be valid and effective even if it is determined that one or more members of the Committee or any subcommittee does not or may not qualify as an independent director, Outside Director or a Non-Employee Director. Those directors shall be appointed by the Board and shall serve as the Committee at the pleasure of the Board. The functions of the Committee specified in the Plan shall be exercised by the Board if and to the extent that no Committee exists that has the authority to so administer the Plan.

The Committee shall have full power to interpret and administer the Plan and full authority to select the individuals to whom Awards will be granted (other than Awards to directors of the Company who are not executive officers, which must be approved by the Board) and to determine the Performance Goals on which the granting of Awards will be based, the type and amount of any Award to be granted to each participant (other than to a director who is not an executive officer, which must be approved by the Board), the consideration, if any, to be paid for any Award, the timing of each Award, the terms and conditions of any Award granted under the Plan, and the terms and conditions of the related agreements that will be entered into with participants. As to the selection of and grant of Awards to participants who are not executive officers of the Company or any Subsidiary or Affiliate, or Section 16 Participants, the Committee may delegate its responsibilities to members of the Company's management in any manner consistent with applicable law.

The Committee shall have the authority to adopt, alter and repeal such rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto); to direct employees of the Company or other advisors to prepare such materials or perform such analyses as the Committee deems necessary or appropriate; and otherwise to supervise the administration of the Plan.

Any interpretation or administration of the Plan by the Committee, and all actions and determinations of the Committee, shall be final, binding and conclusive on the Company, its shareholders, Subsidiaries, Affiliates, all participants in the Plan, their respective legal representatives, successors and assigns, and all persons claiming under or through any of them. No member of the Board or of the Committee or any delegate shall incur any liability for any action taken or omitted, or any determination made, in good faith in connection with the Plan.

Shares Subject to the Plan.

Aggregate Shares Subject to the Plan. Subject to adjustment as provided in Section 3(C), the total number of Shares reserved and available for Awards under the Plan is 3,181,952. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares.

Forfeiture or Termination of Awards of Shares. If any Shares subject to any Award granted hereunder are forfeited or an Award otherwise terminates or expires without the issuance of Shares, the Shares subject to that Award shall again be available for distribution in connection with future Awards under the Plan as set forth in Section 3(A).

Adjustment. In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, combination of shares or other change in corporate structure of the Company affecting the Shares, such substitution or adjustment shall be made in the aggregate number of Shares reserved for issuance under the Plan, in the number and option price of Shares subject to outstanding options granted under the Plan, in the annual award limit, in the number of Share Appreciation Rights granted under the Plan, in the number of Shares underlying any Dividend Equivalent Rights granted under the Plan will be based on, and in the number of Shares subject to Restricted Share Awards, Deferred Share Awards and any other outstanding Awards granted under the Plan, but the number of Shares subject to any Award shall always be a whole number. The Committee, in its sole discretion, shall determine the kind of securities or other property substituted and the amount of any substitution or adjustment made, and the Committee's determination shall be final, binding and conclusive. Any fractional Shares otherwise issuable in connection with such substitution or adjustment shall be eliminated. Notwithstanding the foregoing, no substitution or adjustment shall be made which will result in an Award becoming subject to the terms and conditions of Code Section 409A, unless agreed upon by the Committee and the participant.

Annual Award Limit. No participant may be granted Stock Options or Share Appreciation Rights under the Plan with respect to an aggregate of more than 500,000 Shares (subject to adjustment as provided in Section 3(C) hereof) during any calendar year; provided, however, that in connection with the commencement of employment, a participant may be granted Stock Options and Share Appreciation Rights with respect to an aggregate of 100,000 Shares, which will not count against such annual limit.

Eligibility.

Grants may be made from time to time to those officers, employees and directors of the Company, a Subsidiary or an Affiliate who are designated by the Committee in its sole and exclusive discretion. Eligible persons may include, but shall not necessarily be limited to, officers and directors of the Company and any Subsidiary or Affiliate; however, Stock Options intended to qualify as Incentive Stock Options shall be granted only to eligible persons while actually employed by the Company, a Subsidiary or an Affiliate. The Committee may grant more than one Award to the same eligible person. No Award shall be granted to any eligible person during any period of time when such eligible person is on a leave of absence. Awards to be granted to directors, which may include members of the Committee, must be approved and granted by the Board.

Stock Options.

Grant. Stock Options may be granted alone, in addition to or in tandem with other Awards granted under the Plan or cash awards made outside the Plan. The Committee shall determine the individuals to whom, and the time or times at which, grants of Stock Options will be made, the number of Shares purchasable under each Stock Option, and the other terms and conditions of the Stock Options in addition to those set forth in Sections 5(B) and 5(C).

•   Stock Options granted under the Plan may be of two types which shall be indicated on their face: (i) Incentive Stock Options and (ii) Non-Qualified Stock Options. Subject to Section 5(C), the Committee shall have the authority to grant to any participant Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options.

Terms and Conditions. A Stock Option granted under the Plan shall be evidenced by an agreement (an "Option Agreement"), shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

Option Price. The option price per share of Shares purchasable under a Non-Qualified Stock Option or an Incentive Stock Option shall be determined by the Committee at the time of grant and shall be not less than 100% of the Fair Market Value of the Shares at the date of grant (or, with respect to an Incentive Stock Option, 110% of the Fair Market Value of the Shares at the date of grant in the case of a participant who at the date of grant owns Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or Subsidiary corporations (as determined under Sections 424(d), (e) and (f) of the Code)).

Option Term. The term of each Stock Option shall be determined by the Committee and may not exceed ten years from the date the Option is granted (or, with respect to an Incentive Stock Option, five years in the case of a participant who at the date of grant owns Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or Subsidiary corporations (as determined under Sections 424(d), (e) and (f) of the Code)).

Exercise. Stock Options shall be exercisable at such time or times and shall be subject to such terms and conditions as shall be determined by the Committee at or after grant and permitted by Code Section 409A or agreed upon in writing by the Committee and the participant; but, except as provided in Section 5(B)(6) and Section 12, unless otherwise determined by the Committee at or after grant, no Stock Option shall be exercisable prior to six months and one day following the date of grant. If any Stock Option is exercisable only in installments or only after specified exercise dates, the Committee may waive, in whole or in part, such installment exercise provisions, and may accelerate any exercise date or dates, at any time at or after grant, based on such factors as the Committee shall determine in its sole discretion; provided, however, the Committee may not waive, without the participant's consent, such installment exercise provisions or accelerate any exercise dates with respect to a 409A Award if doing so would result in any adverse tax consequences for the optionee under Code Section 409A and the regulations promulgated thereunder.

Method of Exercise. Subject to any installment exercise provisions that apply with respect to any Stock Option, Code Section 409A and the regulations promulgated thereunder, and Section 5 (B)(3), a Stock Option may be exercised in whole or in part, at any time during the Option period, by the holder thereof giving to the Company written notice of exercise specifying the number of Shares to be purchased.

That notice shall be accompanied by payment in full of the Option price of the Shares for which the Stock Option is exercised, and the Committee shall determine the acceptable form of consideration for exercising a Stock Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of a Stock Option. Acceptable forms of consideration may include:

cash;

check or wire transfer (denominated in U.S. Dollars);

subject to any conditions or limitations established by the Committee, other Shares which (A) in the case of Shares acquired from the Company (whether upon the exercise of a Stock Option or otherwise), have been owned by the participant for more than six months on the date of surrender (unless this condition is waived by the Committee), and (B) have a Fair Market Value on the date of surrender equal to or greater than the aggregate exercise price of the Shares as to which said Stock Option is being exercised (it being agreed that the excess of the Fair Market Value over the aggregate exercise price shall be refunded to the participant in cash);

subject to any conditions or limitations established by the Committee, the Company withholding shares otherwise issuable upon exercise of a Stock Option;

consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Committee;

such other consideration and method of payment for the issuance of Shares to the extent permitted by applicable law; or

any combination of the foregoing methods of payment.

No Shares shall be issued on an exercise of an Option until full payment has been made. Except in connection with the tandem award of Dividend Equivalent Rights, a participant shall not have rights to dividends or any other rights of a shareholder with respect to any Shares subject to an Option unless and until the participant has given written notice of exercise, has paid in full for those Shares, has given, if requested, the representation described in Section 14(A), and those Shares have been issued to the participant.

Non-Transferability of Options. No Stock Option shall be transferable by any participant other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order (as defined in the Code or the Employment Retirement Income Security Act of 1974, as amended) except that, if so provided in the Option Agreement, the participant may transfer the Option, other than an Incentive Stock Option, during the participant's lifetime to one or more members of the participant's family, to one or more trusts for the benefit of one or more of the participant's family, or to a partnership or partnerships of members of the participant's family, or to a charitable organization as defined in Section 501(c)(3) of the Code, provided that the transfer would not result in the loss of any exemption under Rule 16b-3 of the Exchange Act with respect to any Option. The transferee of an Option will be subject to all restrictions, terms and conditions applicable to the Option prior to its transfer, except that the Option will not be further transferable by the transferee other than by will or by the laws of descent and distribution.

Termination of Employment.

Termination by Death. Subject to Sections 5(B)(3) and 5(C), if any participant's employment with the Company or any Subsidiary or Affiliate terminates by reason of death, any Stock Option held by that participant shall become immediately and automatically vested and exercisable. The provisions of Section 5(B)(3) otherwise requiring a minimum period of six months and one day to elapse prior to exercise of a Stock Option will not apply in the event of a participant's death. If termination of a participant's employment is due to death, then any Stock Option held by that participant may thereafter be exercised for a period of two years (or with respect to an Incentive Stock Option, for a period of one year) (or such other period as the Committee may specify at or after grant) from the date of death. Notwithstanding the foregoing, in no event will any Stock Option be exercisable after the expiration of the option period of such Option. The balance of the Stock Option shall be forfeited if not exercised within the period contemplated by this Section 5(B)(6)(A).

Termination by Reason of Disability. Subject to Sections 5(B)(3) and 5(C), if a participant's employment with the Company or any Subsidiary or Affiliate terminates by reason of Disability, any Stock Option held by that participant shall become immediately and automatically vested and exercisable. The provisions of Section 5(B)(3) otherwise requiring a minimum period of six months and one day to elapse prior to the exercise of a Stock Option will not apply in the event of a participant's Disability. If termination of a participant's employment is due to Disability, then any Stock Option held by that participant may thereafter be exercised by the participant or by the participant's duly authorized legal representative if the participant is unable to exercise the Option as a result of the participant's Disability, for a period of two years (or with respect to an Incentive Stock Option, for a period of one year) (or such other period as the Committee may specify at or after grant) from the date of such termination of employment; and if the participant dies prior to the expiration of the period during which the Stock Option remains exercisable, any unexercised Stock Option held by that participant shall thereafter be exercisable by the estate of the participant (acting through its fiduciary) for the duration of such unexpired period. Notwithstanding the foregoing, in no event will any Stock Option be exercisable after the expiration of the option period of such Option. The balance of the Stock Option shall be forfeited if not exercised within two years (or one year with respect to Incentive Stock Options).

Termination for Cause. Unless otherwise determined by the Committee at or after the time of granting any Stock Option, if a participant's employment with the Company or any Subsidiary or Affiliate terminates for Cause, any unvested Stock Options will be forfeited and terminated immediately upon termination and any vested Stock Options held by that participant shall terminate 30 days after the date employment terminates. Notwithstanding the foregoing, in no event will any Stock Option be exercisable after the expiration of the option period of such Option. The balance of the Stock Option shall be forfeited if not exercised within 30 days.

Other Termination. Unless otherwise determined by the Committee at or after the time of granting any Stock Option, if a participant's employment with the Company or any Subsidiary or Affiliate terminates for any reason other than death, Disability, or for Cause all Stock Options held by that participant shall terminate 90 days after the date employment terminates. Notwithstanding the foregoing, in no event will any Stock Option be exercisable after the expiration of the option period of such Option. The balance of the Stock Option shall be forfeited if not exercised within 90 days.

Leave of Absence. In the event a participant is granted a leave of absence by the Company or any Subsidiary or Affiliate to enter military service or because of sickness, the participant's employment with the Company or such Subsidiary or Affiliate will not be considered terminated, and the participant shall be deemed an employee of the Company or such Subsidiary or Affiliate during such leave of absence or any extension thereof granted by the Company or such Subsidiary or Affiliate. Notwithstanding the foregoing, in the case of an Incentive Stock Option, a leave of absence of more than 90 days will be viewed as a termination of employment unless continued employment is guaranteed by contract or statute.

Incentive Stock Options. Notwithstanding Sections 5(B)(5) and (6), an Incentive Stock Option shall be exercisable by (i) a participant's authorized legal representative (if the participant is unable to exercise the Incentive Stock Option as a result of the participant's Disability) only if, and to the extent, permitted by Section 422 of the Code and (ii) by the participant's estate, in the case of death, or authorized legal representative, in the case of Disability, no later than 10 years from the date the Incentive Stock Option was granted (in addition to any other restrictions or limitations that may apply). Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the participants affected, to disqualify any Incentive Stock Option under that Section 422 or any successor Section thereto.

Buyout Provisions. The Committee may at any time buy out for a payment in cash, Shares, Deferred Shares or Restricted Shares, an Option previously granted, based on such terms and conditions as the Committee shall establish and agree upon with the participant, but (i) no such transaction involving a Section 16 Participant shall be structured or effected in a manner that would result in any liability on the part of the participant under Section 16(b) of the Exchange Act or the rules and regulations promulgated thereunder, and (ii) no such transaction may buy out or cancel outstanding Options or Share Appreciation Rights in exchange for cash, Options, Share Appreciation Rights or other Awards with an exercise price that is less than the exercise price of the original Options or Share Appreciation Rights without shareholder approval. Further, any such buy out shall comply with the requirements of Code Section 409A and the regulations promulgated thereunder, unless otherwise agreed upon in writing by the Committee and the participant. Nothing in this Section 5(D) will limit the Committee's right to require early exercise of an Award under Section 10(B).

Share Appreciation Rights.

Grant. Share Appreciation Rights may be granted in connection with all or any part of an Option, either concurrently with the grant of the Option or, if the Option is a Non-Qualified Stock Option, by an amendment to the Option at any time thereafter during the term of the Option. Share Appreciation Rights may be exercised in whole or in part at such times and under such conditions as may be specified by the Committee in the participant's Option Agreement; provided, that no Share Appreciation Right granted in connection with all or any part of an Option shall be exercisable for less than the Fair Market Value of the underlying Common Shares as of the date of the original grant of the Option unless such Share Appreciation Right or Option is a 409A Award, as provided for in the applicable Award Agreement.

Terms and Conditions. The following terms and conditions will apply to all Share Appreciation Rights that are granted in connection with Options:

Rights. Share Appreciation Rights shall entitle the participant, upon exercise of all or any part of the Share Appreciation Rights, to surrender to the Company, unexercised, that portion of the underlying Option relating to the same number of Shares as is covered by the Share Appreciation Rights (or the portion of the Share Appreciation Rights so exercised) and to receive in exchange from the Company an amount equal to the excess of (x) the Fair Market Value, on the date of exercise, of the Shares covered by the surrendered portion of the underlying Option over (y) the exercise price of the Shares covered by the surrendered portion of the underlying Option. The Committee may limit the amount that the participant will be entitled to receive upon exercise of the Share Appreciation Right as provided for in the applicable Award Agreement.

Surrender of Option. Upon the exercise of the Share Appreciation Right and surrender of the related portion of the underlying Option, the Option, to the extent surrendered, will not thereafter be exercisable. The underlying Option may provide that such Share Appreciation Rights will be payable solely in cash. The terms of the underlying Option may provide a specific method by which an alternative fair market value of the Shares on the date of exercise shall be calculated, which shall be based on one of the following: (x) Fair Market Value of the Shares at the close of business on the business day immediately preceding the day of exercise; (y) the highest closing price of the Shares on the national exchange on which they have been traded during the 30 days immediately preceding the Change in Control; or (z) the greater of (x) and (y).

Exercise. In addition to any further conditions upon exercise that may be imposed by the Committee, the Share Appreciation Rights shall be exercisable only to the extent that the related Option is exercisable, except that in no event will a Share Appreciation Right held by a Section 16 Participant be exercisable within the first six months after it is awarded even though the related Option is or becomes exercisable, and each Share Appreciation Right will expire no later than the date on which the related Option expires. A Share Appreciation Right may be exercised only at a time when the Fair Market Value of the Shares covered by the Share Appreciation Right exceeds the exercise price of the Shares covered by the underlying Option.

Method of Exercise. Share Appreciation Rights may be exercised by the participant giving written notice of the exercise to the Company, stating the number of Share Appreciation Rights the participant has elected to exercise and surrendering the portion of the underlying Option relating to the same number of Shares as the number of Share Appreciation Rights elected to be exercised.

Payment. The manner in which the Company's obligation arising upon the exercise of the Share Appreciation Right will be paid will be determined by the Committee and shall be set forth in the participant's Option Agreement. The Committee may provide for payment in Shares or cash, or a fixed combination of Shares or cash, or the Committee may reserve the right to determine the manner of payment at the time the Share Appreciation Right is exercised. Shares issued upon the exercise of a Share Appreciation Right will be valued at their Fair Market Value on the date of exercise.

Restricted Shares.

Grant. Restricted Shares may be issued alone, in addition to or in tandem with other Awards under the Plan or cash awards made outside the Plan. The Committee shall determine the individuals to whom, and the time or times at which, grants of Restricted Shares will be made, the number of Restricted Shares to be awarded to each participant, the price (if any) to be paid by the participant (subject to Section 7(B)), the date or dates upon which Restricted Share Awards will vest, the period or periods within which those Restricted Share Awards may be subject to forfeiture, and the other terms and conditions of those Awards in addition to those set forth in Section 7(B).

•   The Committee may condition the grant of Restricted Shares upon the attainment of specified Performance Goals or such other factors as the Committee may determine in its sole discretion.

Terms and Conditions. Restricted Shares awarded under the Plan shall be subject to the following terms and conditions and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable. A participant who receives a Restricted Share Award shall not have any rights with respect to that Award, unless and until the participant has executed an agreement evidencing the Award in the form approved from time to time by the Committee, has delivered a fully executed copy thereof to the Company, and has otherwise complied with the applicable terms and conditions of that Award.

The purchase price (if any) for Restricted Shares shall be determined by the Committee at the time of grant.

Awards of Restricted Shares must be accepted by executing a Restricted Share Award Agreement and paying the price (if any) that is required under Section 7(B)(1).

Subject to the provisions of this Plan and the Restricted Share Award Agreement, during a period set by the Committee commencing with the date of any Award (the "Restriction Period"), the participant shall not be permitted to sell, transfer, pledge, assign or otherwise encumber the Restricted Shares covered by that Award. The Restriction Period shall not be less than six months and one day in duration ("Minimum Restriction Period") unless otherwise determined by the Committee at the time of grant. Subject to these limitations and the Minimum Restriction Period requirement, the Committee, in its sole discretion, may provide for the lapse of restrictions in installments and may accelerate or waive restrictions, in whole or in part, based on service, performance or such other factors and criteria as the Committee may determine in its sole discretion.

Except as provided in this Section 7(B)(4) and Sections 7(B)(3) and 7(B)(5), the participant shall have, with respect to the Restricted Shares awarded, all of the rights of a shareholder of the Company, including the right to vote the Shares and the right to receive any dividends. The Committee, in its sole discretion, as determined at the time of Award, may permit or require the payment of cash dividends to be deferred and subject to forfeiture and, if the Committee so determines, reinvested in additional Restricted Shares or otherwise reinvested. Unless the Committee or Board determines otherwise, Share dividends issued with respect to Restricted Shares shall be treated as additional restricted shares that are subject to the same restrictions and other terms and conditions that apply to the Shares with respect to which such dividends are issued; provided, however, that because such Share dividends (as well as any share dividends that may be issued in connection with a participant's election to defer receipt of any Award under any deferred compensation plan maintained by the Company or any Subsidiary or Affiliate) will be issued in lieu of cash payments on account of an Award already granted, such Share dividends will not constitute Shares issued under this Plan for purposes of Section 3.

No Restricted Shares shall be transferable by a participant other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order (as defined in the Code or the Employee Retirement Income Security Act of 1974, as amended) except that, if so provided in the Restricted Share Award Agreement, the participant may transfer the Restricted Shares, during the participant's lifetime to one or more members of the participant's family, to one or more trusts for the benefit of one or more of the participant's family, to a partnership or partnerships of members of the participant's family, or to a charitable organization as defined in Section 501(c)(3) of the Code, provided that the transfer would not result in the loss of any exemption under Rule 16b-3 under the Exchange Act with respect to any Restricted Shares. The transferee of Restricted Shares will be subject to all restrictions, terms and conditions applicable to the Restricted Shares prior to its transfer, except that the Restricted Shares will not be further transferable by the transferee other than by will or by the laws of descent and distribution.

Unless otherwise determined by the Committee at or after the time of granting any Restricted Shares, if a participant's employment with the Company or any Subsidiary or Affiliate terminates by reason of death, any Restricted Shares held by that participant shall thereafter vest and any restriction shall lapse.

Unless otherwise determined by the Committee at or after the time of granting any Restricted Shares, if a participant's employment with the Company or any Subsidiary or Affiliate terminates by reason of Disability, any Restricted Shares held by that participant shall thereafter vest and any restriction shall lapse.

Unless otherwise determined by the Committee at or after the time of granting any Restricted Shares, if a participant's employment with the Company or any Subsidiary or Affiliate terminates for any reason other than death or Disability, the Restricted Shares held by that participant that are unvested or subject to restriction at the time of termination shall thereupon be forfeited.

Minimum Value. In order to better ensure that Award payments actually reflect the performance of the Company and service of the participant, the Committee may provide, in its sole discretion, for a tandem performance-based or other award designed to guarantee a minimum value, payable in cash or Shares, to the recipient of a Restricted Share Award, subject to such performance, future service, deferral and other terms and conditions as may be specified by the Committee.

Deferred Shares.

Grant. Deferred Shares may be awarded alone, in addition to or in tandem with other Awards granted under the Plan or cash awards made outside the Plan. The Committee shall determine the individuals to whom, and the time or times at which, Deferred Shares shall be awarded, the number of Deferred Shares to be awarded to any participant, the duration of the period (the "Deferral Period") during which, and the conditions under which, receipt of the Shares will be deferred, and the other terms and conditions of the Award in addition to those set forth in Section 8(B).

• The Committee may condition the grant of Deferred Shares upon the attainment of specified performance goals or such other factors as the Committee shall determine in its sole discretion.

Terms and Conditions. Deferred Share Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

The purchase price for Deferred Shares shall be determined at the time of grant by the Committee. Subject to the provisions of the Plan and the Deferred Share Award Agreement referred to in Section 8(B)(10), Deferred Share Awards may not be sold, assigned, transferred, pledged or otherwise encumbered during the Deferral Period. At the expiration of the Deferral Period (or the Elective Deferral Period referred to in Section 8(B)(9), where applicable), share certificates shall be delivered to the participant, or the participant's legal representative, for the Shares covered by the Deferred Share Award Agreement. The Deferral Period applicable to any Deferred Share Award shall not be less than six months and one day ("Minimum Deferral Period").

To the extent a Deferred Share Award is a 409A Award, the Committee will grant the Award in a manner as to comply with the requirements of Code Section 409A and the regulations promulgated thereunder and in accordance with Section 10(B).

Unless otherwise determined by the Committee at grant, amounts equal to any dividends declared during the Deferral Period with respect to the number of Shares covered by the Deferred Share Award will be paid to the participant currently, or deferred and deemed to be reinvested in additional deferred shares, or otherwise reinvested, all as determined by the Committee, in its sole discretion, at the time of the Award. Because deferred shares issued as deemed reinvested dividends will be issued in lieu of cash on account of an Award already granted, such additional deferred shares will not constitute Shares issued under this Plan for purposes of Section 3.

No Deferred Shares shall be transferable by a participant other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order (as defined in the Code or the Employee Retirement Income Security Act of 1974, as amended) except that, if so provided in the Deferred Share Award Agreement, the participant may transfer the Deferred Shares during the participant's lifetime to one or more members of the participant's family, to one or more trusts for the benefit of one or more of the participant's family, to a partnership or partnerships of members of the participant's family, or to a charitable organization as defined in Section 501(c)(3) of the Code, provided that the transfer would not result in the loss of any exemption under Rule 16b-3 of the Exchange Act with respect to any Deferred Shares. The transferee of Deferred Shares will be subject to all restrictions, terms and conditions applicable to the Deferred Shares prior to its transfer, except that the Deferred Shares will not be further transferable by the transferee other than by will or by the laws of descent and distribution.

Unless otherwise determined by the Committee at the time of granting any Deferred Shares, if a participant's employment by the Company or any Subsidiary or Affiliate terminates by reason of death, any Deferred Shares held by such participant shall thereafter vest or any restriction shall lapse, and the participant's representative shall receive the Deferred Shares in one lump sum within 10 business days following such death.

Unless otherwise determined by the Committee at the time of granting any Deferred Shares, if a participant's employment by the Company or any Subsidiary or Affiliate terminates by reason of Disability, any Deferred Shares held by such participant shall thereafter vest or any restriction lapse, and the participant or the participant's representative shall receive the Deferred Shares in one lump sum within 10 business days following such Disability.

Unless otherwise determined by the Committee at or after the time of granting any Deferred Share Award, if a participant's employment by the Company or any Subsidiary or Affiliate terminates for any reason other than death or Disability, all Deferred Shares held by such participant which are unvested or subject to restriction shall thereupon be forfeited.

Based on service, performance or such other factors or criteria as the Committee may determine, the Committee may, at or after grant, accelerate the vesting of all or any part of any Deferred Share Award, subject in all cases to the Minimum Deferral Period requirement.

A participant may elect to further defer receipt of a Deferred Share Award (or an installment of an Award) for a specified period or until a specified event (the "Elective Deferral Period"), subject in each case to the Committee's approval, the terms of this Section 8, and such other terms as are determined by the Committee, all in its sole discretion, and in compliance with the terms and conditions of Code Section 409A and the regulations promulgated thereunder. Subject to any exceptions approved by the Committee, such election must be made at least 12 months prior to the date the Deferral Period is set to expire and the Elective Deferral Period must be for a period of at least five years from the date the Deferral Period is set to expire, except to the extent the holder of a Deferred Share Award becomes entitled to receive the underlying Shares due to death or Disability.

Each such Award shall be confirmed by, and subject to the terms of, a Deferred Share Award Agreement evidencing the Award in the form approved from time to time by the Committee.

Minimum Value Provisions. In order to better ensure that Award payments actually reflect the performance of the Company and service of the participant, the Committee may provide, in its sole discretion, for a tandem performance-based or other Award designed to guarantee a minimum value, payable in cash or Shares to the recipient of a Deferred Share Award, subject to such performance, future service, deferral and other terms and conditions as may be specified by the Committee.

Other Share-Based Awards.

Grant. Other Awards of Shares and other Awards that are valued, in whole or in part, by reference to, or are otherwise based on, Shares, including, without limitation, performance shares, convertible preferred shares, convertible debentures, exchangeable securities, dividend equivalent rights and Share Awards or options valued by reference to Book Value or Subsidiary performance, may be granted alone, in addition to or in tandem with other Awards granted under the Plan or cash awards made outside the Plan.

• At the time the Shares or Other Share-Based Awards are granted, the Committee shall determine the individuals to whom and the time or times at which such Shares or Other Share-Based Awards shall be awarded, the number of Shares to be used in computing an Award or which are to be awarded pursuant to such Awards, the consideration, if any, to be paid for such Shares or Other Share-Based Awards, and all other terms and conditions of the Awards in addition to those set forth in Section 9(B). The Committee will also have the right, at its sole discretion, to settle such Awards in Shares, Restricted Shares or cash in an amount equal to the Fair Market Value of the Shares or Other Share-Based Awards at the time of settlement.

• The provisions of Other Share-Based Awards need not be the same with respect to each participant.

Terms and Conditions. Other Share-Based Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

Subject to the provisions of this Plan and the Award Agreement referred to in Section 9(B)(5) below, Shares awarded or subject to Awards made under this Section 9 may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the Shares are issued, or, if later, the date on which any applicable restriction, performance, holding or deferral period or requirement is satisfied or lapses. All Shares or Other Share-Based Awards granted under this Section 9 shall be subject to a minimum holding period (including any applicable restriction, performance and/or deferral periods) of six months and one day ("Minimum Holding Period").

Subject to the provisions of this Plan and the Award Agreement and unless otherwise determined by the Committee at the time of grant, the recipient of an Other Share-Based Award shall be entitled to receive, currently or on a deferred basis, interest or dividends or interest or dividend equivalents with respect to the number of Shares covered by the Award, as determined at the time of the Award by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. Because additional Shares issued as deemed reinvested dividends will be issued in lieu of cash on account of an Award already granted, such additional Shares will not constitute Shares issued under this Plan for purposes of Section 3.

Subject to the Minimum Holding Period, any Other Share-Based Award and any Shares covered by any such Award shall vest or be forfeited to the extent, at the times and subject to the conditions, if any, provided in the Award Agreement, as determined by the Committee in its sole discretion subject, if applicable, to the provisions of Code Section 409A and the regulations promulgated thereunder.

In the event of the participant's Disability or death, or in cases of special circumstances, the Committee may, in its sole discretion, waive, in whole or in part, any or all of the remaining limitations imposed hereunder or under any related Award Agreement (if any) with respect to any part or all of any Award under this Section 9, provided that the Minimum Holding Period requirement may not be waived, except in case of a participant's Disability or death. Notwithstanding the foregoing, the Committee may not waive, in whole or in part, any remaining limitations imposed with respect to any Award if such waiver results in an Award's failure to comply with the requirements of Code Section 409A and the regulations promulgated thereunder, unless agreed upon in writing by the Committee and the participant.

Each Award shall be confirmed by, and subject to the terms of, an agreement or other instrument evidencing the Award in the form approved from time to time by the Committee, the Company and the participant.

Shares (including securities convertible into Shares) issued on a bonus basis under this Section 9 shall be issued for no cash consideration. Shares (including securities convertible into Shares) purchased pursuant to a purchase right awarded under this Section 9 shall bear a price of at least 85% of the Fair Market Value of the Shares on the date of grant. The purchase price of such Shares, and of any Other Share-Based Award granted hereunder, or the formula by which such price is to be determined, shall be fixed by the Committee at the time of grant.

In the event that any "derivative security," as defined in Rule 16a-1(c) (or any successor thereto) promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, is awarded pursuant to this Section 9 to any Section 16 Participant, such derivative security shall not be transferable other than by will or by the laws of descent and distribution.

Dividend Equivalent Rights. A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the Shares specified in the Dividend Equivalent Right (or other Award to which it relates) if such Shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any participant as a component of another Award or as a freestanding award.

Terms And Conditions. In addition to the terms and conditions set forth in Section 9(B), Dividend Equivalent Rights shall be subject to the following additional terms and conditions. Dividend Equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional Shares, which may thereafter accrue additional dividend equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Because additional Shares accrued in respect of dividends will be issued in lieu of cash on account of an Award already granted, such additional Shares will not constitute Shares issued under this Plan for purposes of Section 3. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Committee. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other Award.

Interest Equivalents. Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide in the Award Agreement for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

Termination of Employment. Except as may otherwise be provided by the Committee either in the Award Agreement or in writing after the Award Agreement is issued, a participant's rights in all Dividend Equivalent Rights or interest equivalents (other than any vested but unpaid Dividend Equivalent Rights or interest equivalents) shall automatically terminate upon the date that a participant's employment with the Company or any Subsidiary or Affiliate terminates for any reason other than death or Disability. Any vested but unpaid Dividend Equivalent Rights or interest equivalents shall be paid in one lump sum amount by the Company within 90 days after the termination of the participant's employment with the Company or any Subsidiary or Affiliate.

Form and Timing of Payment Under Awards; Deferrals.

Form and Timing of Payment. Subject to the terms of the Plan and any applicable Award Agreement (as may be amended pursuant to Section 12 hereof), payments to be made by the Company, a Subsidiary or Affiliate upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated and cash paid in lieu of Shares in connection with such settlement. Installment or deferred payments may be required by the Committee or permitted at the election of the participant on terms and conditions approved by the Committee, including without limitation the ability to defer awards pursuant to any deferred compensation plan maintained by the Company, a Subsidiary or Affiliate. Payments may include, without limitation, provisions for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

Certain Limitations on Awards to Ensure Compliance with Code Section 409A.

409A Awards and Deferrals. Other provisions of the Plan notwithstanding, the terms of any 409A Award, including any authority of the Company or the Committee and rights of the participant with respect to the 409A Award, shall be limited to those terms permitted under Code Section 409A and the regulations promulgated thereunder. The following rules will apply to 409A Awards:

If a participant is permitted to elect to defer an Award or any payment under an Award, such election shall be permitted only at times in compliance with Code Section 409A and the regulations promulgated thereunder;

The Company shall have no authority to accelerate or delay distributions relating to 409A Awards in excess of the authority permitted under Code Section 409A and the regulations promulgated thereunder;

Any distribution of a 409A Award triggered by a Participant's termination of employment shall be made only at the time that the Participant has had a "Separation from Service" within the meaning of Code Section 409A (or at such earlier time preceding a termination of employment that there occurs another event triggering a distribution under the Plan or the applicable Award Agreement in compliance with Code Section 409A and the regulations promulgated thereunder);

Any distribution of a 409A Award to a "Specified Employee," as determined under Code Section 409A, after Separation from Service, shall occur at the expiration of the six-month period following said Specified Employee's Separation from Service. In the case of installment payments, this six-month delay shall not affect the timing of any installment otherwise payable after the six-month delay period; and in the case of any distribution of a 409A Award, the time and form of payment for such distribution will be specified in the Award Agreement; provided that, if the time and form of payment for such distribution is not otherwise specified in the Plan or an Award Agreement or other governing document, the distribution shall be made in one lump sum amount on March 15 in the calendar year following the calendar year in which the settlement of the Award is specified to occur, any applicable restriction lapses, or there is no longer a substantial risk of forfeiture applicable to such amounts.

Distribution upon Vesting. In the case of any Award providing for a distribution upon the lapse of a substantial risk of forfeiture, the time and form of payment for such distribution will be specified in the Award Agreement; provided that, if the timing and form of payment of such distribution is not otherwise specified in the Plan or an Award Agreement or other governing document, the distribution shall be made in one lump sum amount on March 15 of the calendar year following the calendar year in which the substantial risk of forfeiture lapses.

Scope and Application of this Provision. For purposes of the Plan, references to a term or event (including any authority or right of the Company, the Committee or a participant) being "permitted" under Code Section 409A means that the term or event will not cause the participant to be deemed to be in constructive receipt of compensation relating to the 409A Award prior to the distribution of cash, shares or other property or to be liable for payment of interest or a tax penalty under Code Section 409A.

Interpretation. If and to the extent that any provision of an Award is required or intended to comply with Code Section 409A, such provision shall be administered and interpreted in a manner consistent with the requirements of Code Section 409A. If and solely to the extent that any such provision of an Award as currently written would conflict with or result in adverse consequences to a participant under Code Section 409A, the Committee shall have the authority, without the consent of the participant, to administer such provision and to amend the Award with respect to such provision to the extent the Committee deems necessary for the purposes of avoiding any portion of the Shares or amounts to be delivered to the participant being subject to additional income or other taxes under Code Section 409A.

Change In Control Provision.

Impact of Event. Notwithstanding any other provisions hereof or in any other agreement to the contrary, in the event of a "Change in Control" as defined in Section 11(D) or a "409A Change in Control" as defined in Section 11(E), each outstanding Award shall be assumed or an equivalent Award substituted by the successor entity or a parent or subsidiary of the successor entity. In the event an Award is assumed or an equivalent Award substituted, and the participant's service is terminated (i) by the participant for good reason, or (ii) by the successor or surviving corporation or entity other than for Cause upon or within twenty-four (24) months following (a) if the Award is not a 409A Award, a Change in Control, or (b) if the Award is a 409A Award, a 409A Change in Control, then such participant shall be fully vested in such assumed or substituted Award.

Refusal to Assume or Substitute Awards. In the event that the successor entity in a Change in Control or a 409A Change in Control refuses to assume or substitute for the Award, the Committee may cause any or all of such Awards to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such Awards to lapse. If an Award is exercisable in lieu of assumption or substitution in the event of a Change in Control or a 409A Change in Control, the Company shall notify the participant that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control or the 409A Change in Control, as applicable, and the Award shall terminate upon the expiration of such period.

Assumption of Award. For the purposes of this Section 11, an Award shall be considered assumed if, following the Change in Control or the 409A Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award, immediately prior to the Change in Control or the 409A Change in Control, as applicable, the consideration (whether stock, cash, or other securities or property) received in the Change in Control or the 409A Change in Control, as applicable, by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control or the 409A Change in Control, as applicable, was not solely shares of common stock of the successor corporation or its parent, the Company may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award to be solely shares of common stock of the successor corporation or its parent equal in fair market value to the per Share consideration received by the holders of Shares in the Change in Control or the 409A Change in Control, as applicable.

Definition of Change in Control. For purposes of Section 11(A), a "Change in Control" means the occurrence of any of the following: (i) the consummation of a consolidation or merger in which the Company is not the surviving corporation, the sale of substantially all of the assets of the Company, or shareholder approval of the liquidation or dissolution of the Company; (ii) a transaction or series of transactions (other than an offering of common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any person, other entity or related group of persons (other than the Company or a Subsidiary or any Company employee benefit plan (including any trustee of any such plan acting in its capacity as trustee)) purchases Shares (or securities convertible into Shares) pursuant to a tender or exchange offer without the prior consent of the Board of Directors, or otherwise becomes the beneficial owner of securities of the Company representing 20% or more of the voting power of the Company's outstanding securities; or (iii) during any two-year period, individuals who at the beginning of such period constitute the entire Board of Directors cease to constitute a majority of the Board of Directors, unless the election or the nomination for election of each new director is approved by at least two-thirds of the directors then still in office who were directors at the beginning of that period.

Definition of 409A Change in Control. For purposes of Section 11(A), a "409A Change in Control" means the date on which any one of the following occurs: (i) any one person, or more than one person acting as a group (as determined under Code Section 409A and the regulations promulgated thereunder), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company; or (ii) a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of such appointment or election; or (iii) any one person, or more than one person acting as a group (as determined under Code Section 409A and the regulations promulgated thereunder), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; or (iv) any one person, or more than one person acting as a group (as determined under Code Section 409A and the regulations thereunder), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company before such acquisition or acquisitions. For this purpose, "gross fair market value" means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Amendments and Termination.

The Board may at any time, amend, alter or discontinue the Plan, but no such amendment, alteration or discontinuation shall be made that would (i) impair the rights of a participant under an Award theretofore granted, without the participant's consent or (ii) require shareholder approval under any applicable law or regulation (including any applicable regulation of an exchange on which the Shares are traded), unless such shareholder approval is received. The Company shall submit to the shareholders of the Company, for their approval, any amendments to the Plan required pursuant to Section 162(m) of the Code or any material revisions to the Plan so long as such approval is required by law or regulation (including any applicable regulation of an exchange on which the Shares are traded).

The Committee may at any time, in its sole discretion, amend the terms of any Award, but (i) no such amendment shall be made that would impair the rights of a participant under an Award theretofore granted, without the participant's consent; (ii) no such amendment shall be made that would make the applicable exemptions provided by Rule 16b-3 under the Exchange Act unavailable to any Section 16 Participant holding the Award without the participant's consent and (iii) no such amendment shall be made if it would reduce the exercise price of a Stock Option or reduce the purchase price, if any, of the Shares that are subject to the Award.

Subject to the above provisions, the Board shall have all necessary authority to amend the Plan, clarify any provision or to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payment not yet made to a participant by the Company, nothing contained herein shall give that participant any rights that are greater than those of a general creditor of the Company.

General Provisions.

The Committee may require each participant acquiring Shares pursuant to an Award under the Plan to represent to and agree with the Company in writing that the participant is acquiring the Shares without a view to distribution thereof. The certificates for any such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

• All Shares or other securities delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any certificate for any such Shares to make appropriate reference to those restrictions.

Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

Neither the adoption of the Plan, nor its operation, nor any document describing, implementing or referring to the Plan, or any part thereof, shall confer upon any participant under the Plan any right to continue in the employ, or as a director, of the Company or any Subsidiary or Affiliate, or shall in any way affect the right and power of the Company or any Subsidiary or Affiliate to terminate the employment, or service as a director, of any participant under the Plan at any time with or without assigning a reason therefor, to the same extent as the Company or any Subsidiary or Affiliate might have done if the Plan had not been adopted.

For purposes of this Plan, a transfer of a participant between the Company and any Subsidiary or Affiliate shall not be deemed a termination of employment.

No later than the date as of which an amount first becomes includable in the gross income of the participant for federal income tax purposes with respect to any Award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any federal, state or local taxes or other items of any kind required by law to be withheld with respect to that amount. Subject to the following sentence, unless otherwise determined by the Committee, withholding obligations may be settled with Shares, including unrestricted Shares previously owned by the participant or Shares that are part of the Award that gives rise to the withholding requirement. Notwithstanding the foregoing, any right by a Section 16 Participant to elect to settle any tax withholding obligation with Shares that are part of an Award must be set forth in the agreement evidencing that Award or be approved by the Committee in its sole discretion. The obligations of the Company under the Plan shall be conditional on those payments or arrangements and the Company and its Subsidiaries and Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise payable to the participant.

The Plan, all Awards made and actions taken thereunder and any agreements relating thereto shall be governed by and construed in accordance with the laws of the State of Ohio.

All agreements entered into with participants pursuant to the Plan shall be subject to the Plan.

The provisions of Awards need not be the same with respect to each participant.

Clawback.

If any participant engaged in fraud or other misconduct (as determined by the Committee or the Board, in their respective sole discretion) resulting, in whole or in part, in a restatement of the financial or operating results used to determine the vesting of an Award based upon the attainment of Performance Goals hereunder, the Company will have the right to recoup from such participant, and the participant will transfer or pay to the Company promptly upon demand, in the Company's discretion, either (A) the number of Shares that vested (or that were subject to Stock Options that vested and were thereafter exercised), were distributed or were deferred (as applicable) upon or after such vesting based on the incorrect operating or financial results, (B) the dollar equivalent of such number of Shares determined as of the date of such vesting, or (C) the value that was paid to or earned by the participant, as applicable, at the time of vesting or upon the exercise of rights pursuant to any such vested Award. The Company further shall have the right to terminate and cancel any and all Awards previously made to such participant at any time hereunder that are then unvested or, if applicable, that have vested but have not then been exercised, and to recover from such participant the Company's costs and expenses incurred in connection with recovering such Shares or funds from participant and enforcing its rights under this section, including, without limitation, reasonably attorneys' fees and court costs. There shall be no time limit on the Company's right to recover such amounts under this section, except as otherwise provided by applicable law.

Shareholder Approval; Effective Date of Plan.

The Plan was adopted by the Board on February 25, 2014, and is subject to approval by the holders of the Company's outstanding Shares, in accordance with applicable law. If the Plan is not so approved within twelve (12) months after the date the Plan is adopted by the Board of Directors, the Plan and any Awards granted hereunder shall be null and void. However, if the Plan is so approved, no further shareholder approval shall be required with respect to the granting of Awards pursuant to the Plan.

Term of Plan.

No Award shall be granted pursuant to the Plan on or after February 25, 2024, but Awards granted prior to that date may extend beyond that date.

 **Associated Estates**
Great Living – It's What We Do®

Shareowner Service
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

The Board of Directors Recommends a Vote FOR the nominees named in Item 1 and FOR Proposals 2, 3 and 4.

1. Election of Directors:

01 Albert T. Adams	05 James J. Sanfilippo
02 Jeffrey I. Friedman	06 James A. Schoff
03 Michael E. Gibbons	07 Richard T. Schwarz
04 Mark L. Milstein	

☐ Vote FOR
all nominees
(except as marked)

☐ Vote WITHHELD
from all nominees

↓   *Please fold here - Do not separate*   ↓

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. To approve the Associated Estates Realty Corporation Amended and Restated 2011 Equity-Based Award Plan.

☐ For   ☐ Against   ☐ Abstain

3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2014.

☐ For   ☐ Against   ☐ Abstain

4. To approve the compensation of the Company's named executive officers.

☐ For   ☐ Against   ☐ Abstain

5. In their discretion, to transact on all other business that may properly come before the meeting.

This proxy when properly executed will be voted as specified by the shareholder. If no specifications are made, the proxy will be voted FOR the nominees named in Item 1 and FOR Proposals 2, 3 and 4, and with discretionary authority on all other business that may properly come before the meeting or any adjournment or postponement thereof.

Electronic Delivery of Proxy Materials

☐ If you wish to receive future annual reports and proxy materials via the Internet, please indicate by checking the box to the left.

Date: _____

Signature(s) in Box

Please sign exactly as your name(s) appears on the Proxy Card. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy Card.

ASSOCIATED ESTATES REALTY CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 7, 2014

   **Associated Estates Realty Corporation**   **proxy**

This proxy is solicited by the Board of Directors for use at the Annual Meeting of Shareholders to be held on May 7, 2014.

The undersigned hereby appoints Jeffrey I. Friedman and Scott D. Irwin, and each of them, the attorneys and proxies of the undersigned with full power of substitution to vote, as indicated herein, all the Common Shares of Associated Estates Realty Corporation held of record by the undersigned on March 19, 2014 at the Annual Meeting of Shareholders to be held on May 7, 2014, or any adjournment thereof, with all the powers the undersigned would possess if then and there personally present.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated March 28, 2014 is hereby acknowledged.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your Telephone or Internet vote authorizes the named proxies to vote your shares
in the same manner as if you marked, signed and returned your Proxy Card.

 **INTERNET**	 **TELEPHONE**	 **MAIL**
www.proxypush.com/aec	1-866-883-3382	
Use the Internet to vote your proxy until 11:59 p.m. (ET) on May 6, 2014	Use a touch-tone telephone to vote your proxy until 11:59 p.m. (ET) on May 6, 2014.	Mark, sign and date your Proxy Card and promptly return it in the postage-paid envelope provided in sufficient time prior to the Annual Meeting in order to allow your vote to be counted.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.